Form 10-K, Exhibit 13
period 1996-12-29
SOS STAFFING SERVICES INC
filed 1997-03-28
CIK 945437

Pursuant to Item 601(b)(13)(ii) of Regulation S-K, only those portions of the SOS Staffing Services, Inc. 1996 Annual Report to Shareholders which are incorporated by reference into the Registrant's Annual Report on Form 10-K are filed in electronic format as an exhibit to such Annual Report on Form 10-K.


Summary Financial and Operating Data
(Dollars in thousands, except per share data)




                                                              Fiscal Year (52/53 Weeks) Ended
                                        ----------------------------------------------------------------
                                             1996         1995          1994         1993         1992
                                        ----------------------------------------------------------------
Statement of Income Data:
Service revenues                          $ 136,164    $ 87,533      $ 63,740     $ 49,433     $ 42,034
Gross profit                                 27,575      18,180        12,418        8,349        6,456
Operating income                              6,707       4,321         2,372        1,033          819
Income before pro forma compensation
  and provision for income taxes              6,511       4,406         2,427        1,113          867
Net income                                    4,029       2,940         2,427     $  1,113     $    867
                                                                                ------------------------
Pro Forma:
  Compensation adjustment(1)                      -           -           787
  Provision for income taxes(2)                   -        (263)       (1,228)
                                          --------------------------------------
Net income                                $   4,029    $  2,677      $  1,986
                                          --------------------------------------
Net income per common share               $    0.59    $   0.43      $   0.35
                                          --------------------------------------

Weighted average common shares
  outstanding (in thousands)(3)               6,838       6,229         5,731


Operating Data:
Offices at period end                            87          48            34           22           17
Temporary personnel utilized                 56,620      41,854        32,479       27,234       22,689
Hours billed (in thousands)                  11,317       7,828         6,326        5,021        4,182

Balance Sheet Data:
Working capital                           $  17,012    $  9,645      $  5,057     $  4,330     $  3,400
Total assets                                 47,293      19,327        11,597        7,458        6,991
Total debt                                        -       1,450         2,780          806        1,892
Shareholders' equity                         36,834      14,668         7,098        5,171        4,058




(1) Prior to 1995, the Company compensated its Chief Executive Officer at levels sufficient to pay income taxes associated with the Company's S Corporation status. Compensation expense for the fiscal years 1994, 1993 and 1992 was approximately $982,000, $466,000 and $340,000, respectively. Effective January 1995, the Company entered into a three-year employment contract with the Chief Executive Officer which provides for annual compensation of $195,000. The net pro forma adjustment for 1994 has the effect of placing the Chief Executive's compensation at the $195,000 level.

(2) The Company's S Corporation election was terminated on June 26, 1995. The pro forma provision for income taxes assumes that the Company was subject to income taxes for the periods presented after giving effect to the pro forma compensation adjustment described above.

(3) Prior to the Company's initial public offering in June 1995, the company distributed approximately $8.0 million of its accounts receivable to its S Corporation shareholders. The pro forma weighted average common shares outstanding for fiscal 1995 and 1994 reflects the effect of the issuance of 1,230,769 shares at an offering price of $6.50 per share, as if the distribution had occurred at the beginning of fiscal 1994.




       (Graph Omitted)                                 (Graph Omitted)




          REVENUE                                      OPERATING INCOME
     (Dollars in Millions)                          (Dollars in Thousands)

Management's Discussion and Analysis
 of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of SOS Staffing Services, Inc. (the "Company") and notes thereto appearing elsewhere in this report. The company's fiscal year consists of a 52- or 53-week period ending on the Sunday closest to December 31.

General - The  Company  provides a full  range of  staffing  services  through a network of offices in eleven states. Since the completion of the company's initial public offering (the "IPO") in July 1995, the network has grown from 42 to 87 offices as of December 29, 1996. The Company expanded its office network by acquiring existing staffing service companies and opening new offices in the Mountain States (Arizona, Colorado, Idaho, Montana, Nevada, New Mexico, Utah, and Wyoming), as well as other western states. Generally, the Company has entered key metropolitan areas by initially acquiring or opening a central or "hub" office, and subsequently developing additional offices in smaller surrounding markets. As offices reach certain thresholds, the Company divides them into one or more additional offices resulting in greater efficiency, profitability and market penetration.

During the period from the IPO through December 29, 1996, the Company acquired 20 staffing companies, representing 28 offices. The purchase prices of these acquisitions have ranged from $15,000 to $4,000,000, plus contingent earnouts. The Company has generally negotiated an earnout component of the purchase price paid for acquisitions, which the Company believes more accurately reflects the appropriate value for the acquired business, aligns the interests of the Company and the snhances the likelihood of successfully integrating the acquired company into SOS.ellers and enhances the likelihood of successfully integrating the acquired company into SOS.

During the period from the IPO through December 29, 1996, the Company also opened 17 new offices through internal expansion. Capital costs of new office openings, excluding working capital requirements, have typically ranged from $10,000 to $25,000. To date, most of the Company's internally developed offices have achieved profitability within six to 12 months, while offices resulting from the division of an existing larger office are usually profitable from inception.

Results of Operations - The following table sets forth, for the periods indicated, the percentage relationship to service revenues of selected items in the Company's income statement:

                                             Fiscal Year (52/53 Weeks) Ended
                                             1996          1995        1994(1)

Service revenues                            100.0%        100.0%        100.0%
Direct cost of services                      79.7          79.3          80.5
Gross profit                                 20.3          20.7          19.5
Selling, general and
  administrative expenses                    15.4          15.8          14.5
Operating income                              4.9%          4.9%          5.0%

(1)Adjusted for CEO compensation (see notes to Summary Financial and Operating Data - page 1).

Fiscal 1996 Compared to Fiscal 1995

Service Revenues - Substantially all of the Company's service revenues are based on the time worked by its temporary staffing employees on customer assignments. Service revenues are recognized as income at the time staffing services are provided. Service revenues for fiscal 1996 were $136.2 million, an increase of $48.7 million, or 56%, from $87.5 million in fiscal 1995. Of the $48.7 million increase, $24.1 million was attributable to acquisitions, $20.1 million was attributable to comparable offices and $4.5 million was attributable to new offices. The increase in service revenues of comparable offices was generally consistent with increases in hours billed.

Gross Profit - The Company defines gross profit as service revenues less the cost of providing services, which includes wages of temporary staffing and consulting employees, employer payroll taxes (FICA, unemployment and other general payroll costs) and workers' compensation costs. Gross profit for fiscal 1996 was $27.6 million, an increase of $9.4 million or 52%, compared to $18.2 million in 1995. Gross profit margin for fiscal 1996 was 20.3% compared to 20.7% in fiscal 1995, reflecting, in part, upward pressure on wages due to lower unemployment rates in the Company's service areas. Gross profit margin varies depending on the types of services offered.

Selling, General and Administrative Expenses - Selling, general and administrative expenses include compensation of regular employees, rent, recruitment and retention of temporary staffing employees, costs associated with opening new offices, depreciation and amortization and advertising. Selling, general and administrative expenses amounted to $20.9 million, or 15.4% of service revenues, in fiscal 1996 compared to $13.9 million, or 15.8% of service revenues, in fiscal 1995. Selling, general and administrative expenses have generally increased as service revenues and the number of offices have increased.

Operating Income - Operating income for 1996 was $6.7 million, an increase of $2.4 million, or 55%, from $4.3 million in fisca1 1995. Operating margin for both fiscal 1996 and fiscal 1995 was 4.9%.

Fiscal 1995 Compared to Fiscal 1994

Service Revenues - Service revenues for fiscal 1995 were $87.5 million, an increase of $23.8 million, or 37.3%, from $63.7 million in fiscal 1994. Approximately $14.2 million of the increase was attributable to acquisitions, approximately $6.6 million was attributable to comparable offices and approximately $3.0 million was attributable to opening new offices. The increase in service revenues attributable to comparable offices was consistent with increases in hours billed, coupled with a better mix of business, resulting in a higher average bill rate.

Gross Profit - Gross profit for fiscal 1995 was $18.2 million, an increase of $5.8 million, or 46%, from $12.4 million in fiscal 1994. Gross profit margin for fiscal 1995 was 20.7%, compared to 19.5% in fiscal 1994. The improvement in gross profit margin was due primarily to the Company's focus on higher margin business in each segment where it provides staffing services and its emphasis on a higher margin mix of business. Gross margins were also positively affected by continued emphasis on the use of flexible pricing strategies and workers' compensation loss control.

Selling, General and Administrative Expenses - Selling, general and administrative expenses for fiscal 1995 amounted to $13.9 million, or 15.8% of service revenues, compared to $9.3 million (adjusted for CEO compensation), or 14.5% of service revenues, for fiscal 1994. The increase in selling, general and administrative expenses as a percentage of service revenues was attributable largely to the addition of personnel at the Company's headquarters and regional office levels to support the Company's growth, including planned future growth. Other increases in selling, general and administrative expenses were attributable to initial costs of opening new offices and integrating newly acquired offices and costs related to becoming a public company.

Operating Income - Operating income for fiscal 1995 was $4.3 million, an increase of $1.1 million, or 37%, from $3.2 million (adjusted for CEO compensation) in fiscal 1994. Operating margin was 4.9% in fiscal 1995 and 5.0% in fiscal 1994.

Liquidity and Capital Resources

For fiscal 1996, cash used in operating activities was $2.4 million, primarily as a result of increases in accounts receivable due to increased sales, partially offset by increases in workers' compensation reserves and various short-term liabilities. For fiscal 1995, cash used in operating activities was $5.6 million. The use of cash in operating activities during fiscal 1995 was impacted by the distribution of $8.0 million in accounts receivable to the Company's S Corporation shareholders.

The Company's investing activities during fiscal 1996 and fiscal 1995 used cash in the amounts of $12.5 million and $1.8 million, respectively, principally to purchase assets of acquired businesses and property and equipment. In February 1997, the Company completed the acquisition of Computer Group, Inc. for $2.7 million in cash and future contingent earnouts. See the Notes to the Consolidated Financial Statements of the Company appearing elsewhere in this report for a description of the material terms of these acquisitions.

Cash flows from financing activities during fiscal 1996 amounted to $18.0 million. During fiscal 1996, the Company borrowed $11.0 million on its long-term debt facility, primarily to fund the Company's acquisitions of temporary staffing companies. In December 1996, the Company completed its secondary offering of 2.2 million shares of the Company's common stock (2.0 million in newly issued shares and 200,000 outstanding shares sold by selling shareholders), raising $18.1 million in net proceeds. The Company used the proceeds of the offering to pay off its outstanding debt. In January 1997, the underwriters exercised their over-allotment option to purchase from the Company 330,000 shares of the Company's common stock, raising additional net proceeds of approximately $3.0 million. Cash flows from financing activities totaled $9.5 million in fiscal 1995, principally as a result of the Company's sale of 2.2 million shares of common stock in its initial public offering in July 1995.

The Company's primary sources of short-term and long-term liquidity and capital resources are its cash reserves and a secured line of credit with certain banks. The Company's line of credit allows for maximum borrowings of $20.0 million. At the end of fiscal 1996, the Company had no outstanding borrowings under its credit facility. Borrowings under the short-term portion of the credit facility bear interest at the lender's prime rate (8.25% at December 29, 1996). The long-term portion of the credit facility bears interest at LIBOR plus 1.75% (at December 29, 1996, 7.75%). The Company had commitments for letters of credit of $3.7 million outstanding at December 29, 1996, for purposes of securing its worker's compensation premium obligation, which is considered as a reduction of borrowing availability on the line of credit. At December 29, 1996, $16.3 million was available on the line of credit. Management believes that the present credit facility, together with cash reserves and cash flow from operations, is sufficient to fund the Company's operations, capital expenditure requirements and acquisitions presently anticipated for at least the next 12 months. However, if the Company were to expand its operations significantly, especially through unanticipated acquisitions, additional capital may be required. There can be no assurance that the Company will be able to obtain additional capital at acceptable rates.

Prior to the termination of its Subchapter S election in June 1995, the Company distributed approximately $8.0 million of its accounts receivable to its S
Corporation shareholders. In addition, during the first half of 1995, the Company made distributions to shareholders totaling $750,000 for the anticipated tax applicable to the S Corporation earnings. Prior to the termination of the S Corporation election, it was determined that the $750,000 was not needed for such income taxes and the shareholders returned the distributions by contributing capital to the Company.


Seasonality

The Company's business follows the seasonal trends of its customers' business which are, in turn, affected by the climate in the states in which the customers do business. The Company usually experiences higher revenues in its third quarter because of increased hiring of temporary staffing employees to replace student workers who return to school in August and September, favorable weather conditions and higher overall economic activity. Historically, the Company has experienced lower revenues in the first quarter due to unfavorable weather conditions and lower overall economic activity; however, as the Company expands its office network to include western states with more moderate climates, the Company may experience less impact from unfavorable weather conditions.


Impact of Inflation

The Company believes that over the past three years inflation has not had a significant impact on the Company's results of operations.

CONSOLIDATED BALANCE SHEETS

As of December 29, 1996 and December 31, 1995

                                                                           1996                      1995
                                                                 -----------------------------------------------
ASSETS

CURRENT ASSETS:
         Cash and cash equivalents                               $        5,784,651         $        2,717,389
         Accounts receivable, less allowances of
            $459,000 and $142,600, respectively                          19,114,117                  9,784,022
         Current portion of workers' compensation deposit                   610,473                    568,658
         Prepaid expenses and other                                         305,151                    191,616
         Deferred tax asset                                                 661,645                     61,803
         Amounts due from related parties                                   406,376                    460,897
                                                                 -----------------------------------------------
               Total current assets                                      26,882,413                 13,784,385
                                                                 -----------------------------------------------


PROPERTY AND EQUIPMENT, at cost:
         Computer equipment                                               1,399,408                  1,011,363
         Office equipment                                                 1,860,421                  1,087,262
         Leasehold improvements and other                                   969,208                    789,633
                                                                 -----------------------------------------------
                                                                          4,229,037                  2,888,258
         Less accumulated depreciation and amortization                  (2,096,556)                (1,267,233)
                                                                 -----------------------------------------------
               Total property and equipment, net                          2,132,481                  1,621,025
                                                                 -----------------------------------------------

OTHER ASSETS:
         Workers' compensation deposit, less current portion                106,369                    142,164
         Intangible assets, less accumulated amortization of
            $457,400 and $50,800, respectively                           17,798,588                  3,582,924
         Deposits and other assets                                          372,973                    196,850
                                                                 -----------------------------------------------
               Total other assets                                        18,277,930                  3,921,938
                                                                 -----------------------------------------------


               Total assets                                      $       47,292,824        $        19,327,348
                                                                 -----------------------------------------------


          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.




                                                                            1996                1995
                                                                 -----------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
         Note payable                                           $            -            $     1,450,000
         Accounts payable                                              600,504                    126,349
         Accrued payroll costs                                       2,110,554                  1,275,617
         Current portion of workers' compensation reserve            1,501,669                    735,799
         Accrued liabilities                                           408,027                    134,295
         Income taxes payable                                          466,726                     74,576
         Accrued acquisition earnouts                                4,782,689                    343,066
                                                                 -----------------------------------------
                  Total current liabilities                          9,870,169                  4,139,702
                                                                 -----------------------------------------

WORKERS' COMPENSATION RESERVE,
         less current portion                                          375,418                    183,950
                                                                 -----------------------------------------

DEFERRED INCOME TAX LIABILITY                                          213,056                    336,155
                                                                 -----------------------------------------

COMMITMENTS AND CONTINGENCIES
         (Notes 2, 3, and 5)
SHAREHOLDERS' EQUITY:
         Common stock $0.01 par value; 20,000,000 shares
              authorized; 8,706,020 and 6,700,000 shares
              issued and outstanding, respectively                      87,060                     67,000
         Additional paid-in capital                                 31,216,917                 13,099,497
         Retained earnings                                           5,530,204                  1,501,044
                                                                 -----------------------------------------
                  Total shareholders' equity                        36,834,181                 14,667,541
                                                                 -----------------------------------------

                  Total liabilities and shareholders' equity    $   47,292,824            $    19,327,348
                                                                 -----------------------------------------





          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


CONSOLIDATED STATEMENTS OF INCOME

For the Fiscal Years Ended December 29, 1996, December 31, 1995 and January 1, 1995


                                                                     Fiscal Year (52 Weeks) Ended
                                                       1996                     1995                     1994
                                             -----------------------------------------------------------------------


SERVICE REVENUES                             $       136,163,973       $       87,532,903       $       63,739,807
DIRECT COSTS OF SERVICES                             108,589,322               69,353,212               51,322,089
                                             -----------------------------------------------------------------------
     Gross profit                                     27,574,651               18,179,691               12,417,718

SELLING, GENERAL AND
   ADMINISTRATIVE EXPENSES                            20,867,359               13,858,600               10,045,998
                                             -----------------------------------------------------------------------

INCOME FROM OPERATIONS                                 6,707,292                4,321,091                2,371,720
                                             -----------------------------------------------------------------------

OTHER INCOME (EXPENSE):
     Interest expense                                   (301,207)                (145,646)                 (35,492)
     Interest income                                      90,793                  109,684                   27,041
     Other, net                                           13,695                  120,604                   64,118
                                             -----------------------------------------------------------------------
          Total, net                                    (196,719)                  84,642                   55,667
                                             -----------------------------------------------------------------------

INCOME BEFORE PROVISION
   FOR INCOME TAXES                                    6,510,573                4,405,733                2,427,387

PROVISION FOR INCOME TAXES                            (2,481,413)              (1,465,791)                       -
                                             -----------------------------------------------------------------------

NET INCOME                                   $         4,029,160       $        2,939,942       $        2,427,387
                                             -----------------------------------------------------------------------

UNAUDITED PRO FORMA INFORMATION (Note 8):
     Income before pro forma adjustments     $         4,029,160       $        2,939,942       $        2,427,387
     Compensation adjustment                                   -                        -                  786,840
     Income taxes adjustment                                   -                 (262,862)              (1,228,160)
                                             -----------------------------------------------------------------------

PRO FORMA NET INCOME                         $         4,029,160       $        2,677,080       $        1,986,067
                                             -----------------------------------------------------------------------

PRO FORMA NET INCOME
   PER COMMON SHARE                          $              0.59       $             0.43       $             0.35
                                             -----------------------------------------------------------------------

PRO FORMA WEIGHTED AVERAGE
   COMMON SHARES OUTSTANDING                           6,838,479                6,229,021                5,730,769
                                             -----------------------------------------------------------------------




          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                           Additional
                                                  Common Stock               Paid-in          Retained
                                             Shares          Amount          Capital          Earnings            Total
                                             -----------------------------------------------------------------------------
BALANCE, January 2, 1994                     4,500,000     $  45,000      $          -       $  5,125,890     $ 5,170,890
          Distributions to shareholders              -             -                 -           (500,000)       (500,000)
          Net income                                 -             -                 -          2,427,387       2,427,387
                                             -----------------------------------------------------------------------------

BALANCE, January 1, 1995                     4,500,000        45,000                 -          7,053,277       7,098,277
          Distributions to shareholders              -             -                 -         (8,750,023)     (8,750,023)
          Contributions from shareholders            -             -                 -            750,000         750,000
          Change in tax status                       -             -           492,152           (492,152)              -
          Sale of common stock, net          2,200,000        22,000        12,607,345                  -      12,629,345
   Net income                                        -             -                 -           2,939,942      2,939,942
                                             -----------------------------------------------------------------------------

BALANCE, December 31, 1995                   6,700,000        67,000        13,099,497           1,501,044     14,667,541
          Exercise of stock options              6,020            60            39,070                   -         39,130
          Sale of common stock, net          2,000,000        20,000        18,078,350                   -     18,098,350
          Net income                                 -             -                 -           4,029,160      4,029,160
                                             -----------------------------------------------------------------------------

BALANCE, December 29, 1996                   8,706,020     $  87,060      $ 31,216,917       $   5,530,204   $ 36,834,181
                                             -----------------------------------------------------------------------------















          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the Fiscal Years Ended December 29, 1996, December 31, 1995 and January 1, 1995

Increase (Decrease) in Cash and Cash Equivalents


                                                                                          Fiscal Years (52/53 Weeks) Ended
                                                                                ---------------------------------------------------
                                                                                      1996              1995               1994

CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income`                                                             $  4,029,160      $  2,939,942       $  2,427,387
         Adjustments to reconcile net income
           to net cash (used in) provided by operating
           activities:
                  Depreciation and amortization                                       854,902           374,114            184,652
                  Deferred income taxes                                              (825,941)          274,352                  -
                  Loss on disposition of assets                                        63,030             3,554                  -
                  Changes in operating assets and liabilities:
                           Accounts receivable, net                                (8,785,524)      (10,740,788)        (1,712,236)
                           Workers' compensation deposit                               (6,021)        1,277,178           (886,000)
                           Prepaid expenses and other                                (127,943)         (128,033)           (29,583)
                           Amounts due from related parties                            54,521          (445,881)            (2,112)
                           Deposits and other assets                                  (84,969)            7,667            (82,527)
                           Accounts payable                                           391,177            29,742             65,705
                           Accrued payroll costs                                      529,247           685,683           (200,741)
                           Workers' compensation reserve                              957,338           (35,989)           325,883
                           Accrued liabilities                                        219,439            57,650             47,109
                           Income taxes payable                                       301,961            74,576                  -
                                                                                ---------------------------------------------------
                             Net cash (used in) provided by operating activities   (2,429,623)       (5,626,233)           137,537
                                                                                ---------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
         Cash paid for acquisitions of businesses                                 (10,162,026)       (1,340,707)          (125,000)
         Principal payment of note related to acquisition                          (1,450,000)                -                  -
         Purchase of property and equipment                                          (683,889)         (684,092)          (709,144)
         Payments on acquisition earnouts                                            (239,139)          (29,800)                 -
         Deposits related to acquisition of certain assets                                  -           236,078           (206,278)
         Proceeds from sale of property and equipment                                       -                 -              7,247
                                                                                ---------------------------------------------------
                             Net cash used in investing activities                (12,535,054)       (1,818,521)        (1,033,175)
                                                                                ---------------------------------------------------






          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.




                                                                                          Fiscal Years (52/53 Weeks) Ended
                                                                                      1996              1995               1994
                                                                                ----------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
                  Proceeds from issuance of common stock, net                    $ 18,098,350      $ 12,629,345      $           -
                  Proceeds from exercise of employee stock options                     39,130                 -                  -
                  Net (repayments) borrowings on line of credit                             -        (2,530,251)         1,724,150
                  Proceeds from long-term debt                                     11,000,000                 -                  -
                  Principal payments on long-term debt                            (11,105,541)         (550,000)                 -
                  Capital contribution from shareholders                                    -           750,000                  -
                  Distributions to shareholders                                             -          (750,000)          (500,000)
                                                                                ----------------------------------------------------
                           Net cash provided by financing activities               18,031,939         9,549,094          1,224,150
                                                                                ----------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                           3,067,262         2,104,340            328,512
CASH AND CASH EQUIVALENTS
     AT BEGINNING OF YEAR                                                           2,717,389           613,049            284,537
                                                                                ----------------------------------------------------

CASH AND CASH EQUIVALENTS
     AT END OF YEAR                                                              $  5,784,651      $  2,717,389      $     613,049
                                                                                ----------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION:

                  Cash paid during the year for:
                           Interest                                              $    280,018      $    134,917      $      28,636
                           Income taxes                                             2,902,393         1,117,214                  -


SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING
ACTIVITIES:
                  The following table sets forth information relating to the
                  Company's acquisitions of certain businesses (see Note 3):
                           Fair value of assets acquired                         $ 14,980,167      $  3,433,773      $     375,000
                           Liabilities assumed                                        139,379                 -                  -
                           Notes payable issued in connection with acquisition              -         1,750,000            250,000
                           Accrued acquisition earnouts                             4,678,762           343,066                  -

                  During fiscal year 1995, the Company distributed approximately
                  $8.0 million of its accounts receivable to its S Corporation shareholders (see Note 7).



          The accompanying notes to consolidated financial statements are an integral part of these consolidated statements.

(1) Nature of Operations
SOS Staffing Services, Inc. and subsidiaries (collectively the "Company:) is a regional provider of temporary staffing services in the Western States (Utah, Colorado, Idaho, Wyoming, Arizona, Nevada, New Mexico, California, Oregon, Texas and Montana). The Company provides clerical, light industrial, industrial, technical and professional staffing employees to various businesses, professional and service organizations and government agencies through its network of 87 offices. A majority of the Company's business results from its offices in Utah and Colorado.

(2) Summary of Significant Accounting Policies
Fiscal Year - The Company's fiscal year ends on the Sunday closest to December 31, which results in a 52- or 53-week year. The fiscal years ended December 29, 1996 (fiscal 1996), December 31, 1995 (fiscal 1995), and January 1, 1995 (fiscal
1994) each contained 52 weeks.

Principles of Consolidation - The consolidated financial statements include the accounts of SOS Staffing Services, Inc. and its wholly owned subsidiaries, SOS Collection Services, Inc. (d.b.a. National Collex Corporation) and Wolfe & Associates, Inc. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Revenue Recognition - Service revenues are recognized at the time staffing services are provided.

Cash and Cash Equivalents - The Company considers highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. As of December 29, 1996, included in cash and cash equivalents was a money market account of approximately $4,007,000 with an investment company.

Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the terms of the respective leases or the estimated economic lives of the assets, whichever is shorter. The depreciation and amortization periods are as follows:

         Computer equipment                          2 -   5 years
         Office equipment                            3 -   7 years
         Leasehold improvements and other            5 - 17 years

Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts. The resulting gain or loss is reflected in income. Major renewals and betterments are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

Workers' Compensation - Effective January 1, 1996, the Company entered into a workers' compensation insurance arrangement with CIGNA Property and Casualty ("CIGNA"). The policy is a deductible arrangement with coverage for losses over $200,000 per occurrence. Under the terms of the agreement, the Company is required to fund into a deposit account, an amount for payment of claims. The fund is replenished monthly based on actual payments made by CIGNA during the previous month.

For the fiscal year ended December 31, 1995, the Company had a paid loss retro workers' compensation insurance arrangement with a unit of American International Group, Inc. ("AIG"). All of the Company's business divisions were insured by AIG for losses over $250,000 per occurrence, except with respect to certain divisions which are covered by a separate policy providing coverage for losses over $100,000 per occurrence. Under the terms of the arrangement, the Company was required to fund an estimated premium amount into a deposit account from which claims are paid. AIG is required to refund to the Company 60 percent of the unused deposit account balance six months following the policy year with the remaining balance to be refunded evenly over the succeeding four years.

The Company has established reserve amounts based upon information provided by CIGNA and AIG as to the status of claims plus development factors for incurred but not yet reported claims and anticipated future changes in underlying case reserves. Such reserve amounts are only estimates and there can be no assurance that the Company's future workers' compensation obligations will not exceed the amount of its reserves. However, management believes that the difference between the amounts recorded for its estimated liability and the costs of settling the actual claims, will not be material to the results of operations.

Intangible Assets - Intangible assets consist of the following amounts as of December 29, 1996 and December 31, 1995:

                                                1996                1995
                                        -----------------------------------
         Goodwill                          $ 16,648,361       $  3,385,379
         Non-compete agreements               1,393,187            232,687
         Employee and customer lists            214,435             15,435
                                        -----------------------------------
         Total                               18,255,983          3,633,501
         Less accumulated amortization         (457,395)           (50,577)
                                        -----------------------------------
                                           $ 17,798,588       $  3,582,924
                                        -----------------------------------


Goodwill is amortized using the straight-line method over 30 years. The non-compete agreements and employee and customer lists and are being amortized using the straight-line method over three to six years.

Accounting for the Impairment of Long-Lived Assets - The Company accounts for impairment of long-lived assets in accordance with Statement of Financial
Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", which was issued in March 1995. SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset over the remaining life in measuring whether the assets are recoverable. The adoption of SFAS No. 121 did not have a material impact on the Company's 1996 financial position or results of operations.

Income Taxes - The Company recognizes deferred tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred tax assets or liabilities are determined based upon the difference between the financial and income tax bases of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

Prior to June 26, 1995, the Company had elected for federal and state income tax purposes to include its taxable income with that of its shareholders (an S Corporation election). Accordingly, the Company had no provision for income taxes in its financial statements.

Net Income Per Common Share - Net income per common share is computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the Company's common stock issuable upon exercise of stock options, determined using the treasury stock method.

Stock Split and Authorized Common Stock - In connection with the Company's initial public offering in July 1995, the Board of Directors and shareholders approved a 225 for 1 stock split and a change in the authorized common stock to 20,000,000 shares at $0.01 par value per share. This stock split has been retroactively reflected in the consolidated financial statements.

Concentrations of Credit Risk - The Company's financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. In the normal course of business, the Company provides credit terms to its customers. The Company believes its portfolio of accounts receivable is well diversified and as a result its concentrations of credit risk are minimal. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses, but typically does not require collateral.

(3) Acquisitions
All of the Company's acquisitions have been accounted for using the purchase method. Certain acquisitions have contingent earnout components of the purchase price. Earnout amounts accrued increase the amount of goodwill related to the acquisition.

PAMS Temporary Employment Service, Inc. and National Collex Corporation - In December 1995, the Company purchased certain assets and substantially all of the business of PAMS Temporary Employment Service, Inc., and National Collex Corporation ("PAMS") with operations in Phoenix and Tucson, Arizona. The purchase price was $1,850,000 plus contingent future earnout payments up to a maximum of $1,650,000. During 1995 cash of $400,000 was paid and the Company entered into a promissory note of $1,450,000 which was paid in full in January 1996. The earnout payments are made monthly based upon the achievement of certain net operating results. The excess of the initial purchase price (excluding earnouts) over the estimated fair value of the acquired tangible assets was approximately $1,804,000 and $1,734,000 has been allocated to goodwill and $70,000 has been allocated to other intangible assets.

Abacus Consulting Group, Inc., Abacus Consultants, Inc., The Performance Professionals, Inc. - In July 1996, the Company purchased certain assets and substantially all the business of Abacus Consulting Group, Inc., Abacus Consultants, Inc., and The Performance Professionals, Inc. ("The Performance Group") for approximately $3,325,000 and contingent future earnouts up to a maximum of $1,775,000. The excess of the initial purchase price (excluding earnouts) over the estimated fair value of the acquired tangible assets was approximately $3,305,000, of which approximately $2,983,000 has been allocated to goodwill and approximately $322,000 has been allocated to other intangible assets.

Wolfe & Associates, Inc. - In November 1996, the Company purchased the stock of Wolfe & Associates, Inc. ("Wolfe") for approximately $4,000,000 plus contingent future earnouts up to a maximum of $6,000,000. The excess of the initial purchase price (excluding earnouts) over the estimated fair value of the acquired assets less liabilities assumed was approximately $4,044,000, of which approximately $3,644,000 has been allocated to goodwill and approximately $400,000 has been allocated to other intangible assets.

Other Businesses Acquired - During fiscal year 1994, the Company purchased certain assets of a company principally owned by the adult children of certain shareholders of the Company in exchange for $125,000 in cash and an unsecured note payable of $250,000 which was paid in full during fiscal year 1995. The excess of the purchase price over the estimated fair value of the acquired tangible assets was approximately $286,000, of which all has been allocated to goodwill.

During fiscal year 1995, the Company acquired certain assets and substantially all of the operations of six businesses excluding PAMS. The aggregate purchase price was approximately $1,166,000 and aggregate contingent future earnouts up to a maximum of approximately $210,000. The excess of the initial aggregate purchase price (excluding earnouts) over the estimated fair value of the acquired tangible net assets was approximately $1,107,000, of which $929,000 has been allocated to goodwill and $178,000 has been allocated to other intangible assets.

During fiscal year 1996, the Company acquired certain assets and substantially all of the operations of fourteen businesses excluding The Performance Group and Wolfe. The aggregate purchase price was approximately $2,545,000 and aggregate contingent future earnouts up to a maximum of approximately $3,030,000. The excess of the initial purchase price (excluding earnouts) over the estimated fair value of the acquired tangible net assets was approximately $2,381,000, of which $1,744,000 has been allocated to goodwill and $637,000 has been allocated to other intangible assets.

Earnouts and Acquisition Costs - During fiscal years 1996 and 1995, the Company paid earnouts totaling $239,139 and $29,800, respectively. As of December 29, 1996 and December 31, 1995, accrued acquisition earnouts totaled $4,782,689 and $343,066, respectively.

During fiscal years 1996 and 1995, the Company incurred direct acquisition costs totaling $257,932 and $19,429, respectively, which have been accounted for as part of the purchase price.

Pro Forma Acquisition Information-Unaudited - The unaudited pro forma acquisition information for fiscal years 1996 and 1995 presents the results of operations as if the 1996 and 1995 acquisitions had occurred at the beginning of fiscal 1995. The results of operations give effect to certain adjustments, including amortization of intangible assets and interest expense on acquisition debt. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the applicable periods as described above or of the results which may occur in the future.ng of the applicable periods as described above or of the results which may occur in the future.

                    Unaudited Pro Forma Results of Operations
                      (in thousands, except per share data)

                                               1996               1995
                                             ---------------------------
         Service revenues                    $150,146           $114,416
         Income from operations                 6,703              4,698
         Net income                             3,639              2,438
         Net income per common share         $   0.53           $   0.36

(4) Line of Credit
The Company entered into a secured revolving credit agreement dated as of July 11, 1996 with certain banks. The agreement provides for a maximum commitment of $20,000,000 to be used for working capital needs and to fund acquisitions. The commitment expires in July 1999, at which time outstanding borrowings are due and payable. Borrowings under the agreement are secured by substantially all of the assets of the Company. The agreement contains a commitment fee of three-eighths of one percent on the unused portion which is payable quarterly. As of December 29, 1996, no loans were outstanding under the agreement. The Company also had letters of credit of $3.7 million outstanding at December 29, 1996 for purposes of securing its workers' compensation premium obligation. The aggregate amount of such letters of credit, which cannot exceed $7.0 million, reduces the borrowing availability on the credit line. At December 29, 1996, $16.3 million was available for borrowings or letters of credit under the agreement.

The agreement contains certain restrictive covenants including maintenance of a minimum tangible net worth and restrictions on the amount of capital expenditures. As of December 29, 1996, the Company was in compliance with the covenants.

(5) Commitments and Contingencies
Noncancelable Operating Leases - The Company leases office facilities under noncancelable operating leases. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The Company leases certain of these facilities from a related party (see Note 12).

Future minimum lease payments under noncancelable operating leases are as follows:

         Fiscal Years Ending
         1997         $ 1,298,200
         1998           1,046,583
         1999             791,565
         2000             456,616
         2001             162,700
         Thereafter       237,843
                     -------------
                      $ 3,993,507
                     -------------

Facility rental expense for the fiscal years 1996, 1995 and 1994 totaled approximately $1,110,000, $649,000 and $405,000, respectively.

Legal Matters - In February 1996, a former employee of the Company filed a wrongful termination lawsuit against the Company in Third District Court, Salt Lake County, State of Utah. The complainant seeks compensatory damages of $4.5 million and punitive damages of $4.0 million. Subsequent to year end, the court entered a final order dismissing the case. However, until May 5, 1997, the plaintiff may appeal or ask the court to set aside the dismissal. The Company does not believe there is sufficient basis for any such action to be successful.

From time to time the Company is involved in legal matters generally incident to its business. It is the opinion of management, after discussions with legal counsel, that the ultimate dispositions of these matters will not have a material impact on the financial condition, liquidity or results of operations of the Company.

(6) Public Offerings
In December 1996, the Company completed a secondary public offering and issued 2 million shares of common stock. The proceeds received from the offering, net of underwriting commissions and offering costs, totaled approximately $18,098,000.

In July 1995, the Company completed an initial public offering and issued 2.2 million shares of common stock. The proceeds received from the offering, net of underwriting commissions and offering costs, totaled approximately $12,629,000.

(7) Distributions to Shareholders
During fiscal year 1995, the Company distributed approximately $8.0 million of its accounts receivable to its S Corporation shareholders. This distribution increased the taxable income of the Company, the tax on which was payable by the S Corporation shareholders. In addition, the Company made distributions to shareholders totaling $750,000 for the anticipated tax applicable to the S Corporation earnings. Prior to the termination of the S Corporation election, it was determined that the $750,000 was not needed for such income taxes and the shareholders returned the distributions by contributing capital to the Company.

(8) Pro Forma Unaudited Statement of Income Information
Prior to July 1995, the Company compensated the Chief Executive Officer ("CEO") at levels sufficient to pay income taxes associated with the Company's S Corporation status. CEO compensation for fiscal year 1994 was $982,000.
Effective January 1995, the Company entered into a three-year employment contract with the CEO which included annual compensation of $195,000. A net pro forma compensation adjustment has been made for fiscal year 1994 which had the effect of placing the compensation at the $195,000 annual level.

The pro forma income taxes adjustment for fiscal years 1995 and 1994 has been determined assuming the Company had been taxed as a C Corporation for federal and state income tax purposes, after giving effect to the compensation adjustment as described above.

The pro forma weighted average common shares outstanding reflects the effect of the issuance of 1,230,769 shares at the initial public offering price of $6.50 per share, as if the accounts receivable distribution of $8.0 million (see Note
7) had occurred at the beginning of 1994.

(9) Income Taxes
Effective June 26, 1995, the Company's S Corporation election was terminated. In accordance with SFAS No. 109, the Company recorded a net deferred tax liability and the related deferred tax provision of $445,000 for the tax effect of the differences between financial statement and income tax bases of assets and liabilities that existed at the termination date of the S Corporation election.

The components of the provision for income taxes for fiscal year 1996 and the period in fiscal 1995 since the termination of the S Corporation status are as follows:

                                                   1996                1995
                                             ----------------------------------
         Current provision-
           Federal                          $    2,859,353      $    1,030,662
           State                                   448,001             160,777
                                             ----------------------------------
                                                 3,307,354           1,191,439
                                             ----------------------------------

         Deferred provision (benefit)-
           Federal                                (714,062)           (152,956)
           State                                  (111,879)            (17,692)
           Change from S Corporation status              -             445,000
                                             ----------------------------------
                                                  (825,941)            274,352
                                             ----------------------------------

         Total provision
            for income taxes                $    2,481,413      $    1,465,791
                                             ----------------------------------

The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rate which is derived by dividing the provision for income taxes by income before provision for income taxes for the fiscal years 1996 and 1995:

                                                  1996             1995
                                                  ----------------------
         Statutory federal income
           tax rate                               34.0%            34.0%
         State income taxes,
           net of federal benefit                  3.4              3.3
         Change from S Corporation status            -             (4.5)
         Other                                     0.7              0.5
                                                  ----------------------
                                                  38.1%            33.3%
                                                  ----------------------



The components of the deferred tax assets and liabilities at December 29, 1996 and December 31, 1995 are as follows:

                                                             1996                      1995
                                                       -----------------------------------------
         Deferred income tax assets
           Workers' compensation reserves            $        713,293           $       349,505
           Allowance for doubtful accounts                    200,336                    54,203
             Other                                            148,822                     9,690
                                                       -----------------------------------------
                                                            1,062,451                   413,398
                                                       -----------------------------------------

         Deferred income tax liabilities
           Cash to accrual adjustments                       (559,360)                 (645,248)
           Depreciation                                       (37,758)                  (26,648)
           Other                                              (16,744)                  (15,854)
                                                       -----------------------------------------
                                                             (613,862)                 (687,750)
                                                       -----------------------------------------
         Net deferred income tax asset/(liability)   $        448,589           $      (274,352)
                                                       -----------------------------------------

         Balance sheet classification                        1996                      1995
                                                       -----------------------------------------
           Current asset                             $        661,645           $        61,803
           Long-term liability                               (213,056)                 (336,155)
                                                       -----------------------------------------
                                                     $        448,589           $      (274,352)
                                                       -----------------------------------------



(10) Stock-Based Compensation
As of December 29, 1996, the Company has a stock incentive plan which is described below. The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plan. SFAS No. 123, "Accounting for Stock-Based Compensation" was issued during 1995. If fully adopted, SFAS No. 123 changes the method for recognition of cost on plans similar to those of the Company. Adoption of this standard is optional; however, pro forma disclosures had compensation cost for the Company's 1995 and 1996 grants for stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net income and net income per common share for 1996 and 1995 would approximate the pro forma amounts below (in thousands except per share data):

                                              1996              1995
                                        -------------------------------
         Net income
                  As reported           $       4,029    $        2,677
                                        -------------------------------
                  Pro forma             $       3,735    $        2,563
                                        -------------------------------

         Net income per common share
                  As reported           $        0.59    $         0.43
                                        -------------------------------
                  Pro forma             $        0.55     $        0.41
                                        -------------------------------

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1996, and due to the nature and timing of the option grants, the resulting pro forma compensation cost may not be indicative of future years.

Stock Price - The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996 and 1995, in calculating compensation cost: expected stock price volatility of 47 percent for both years, an average risk-free interest rate of 6.2 percent, and an expected life of five years for director options and seven years for employee options for both 1996 and 1995.

Stock Incentive Plan - The Company established a stock incentive plan (the "Plan"). The Plan provides for the issuance of a maximum of 400,000 shares of common stock to officers, directors, consultants and other key employees. Subsequent to year end, the Board of Directors of the Company approved a resolution amending the Stock Option Plan to increase the number of shares available for option grants by 400,000 shares (see Note 13). The Plan allows for the grant of incentive or nonqualified options, stock appreciation rights, restricted shares of common stock or stock units and is administered by the

Board of Directors. Incentive options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant. The Board of Directors determines the number, type of award and terms and conditions, including any vesting conditions. For fiscal 1996 and 1995 only incentive and nonqualified options had been granted under the Plan. Employee stock options generally vest 20 percent at the date of grant and 16 percent on each of the next five anniversaries thereafter. Director options generally vest 20 percent at the date of grant and 20 percent on each of the next four anniversaries thereafter. The Plan also provides for an annual grant to non-employee directors of 1,000 options which are immediately exercisable on the date of grant of which a total of 4,000 options had been granted as of December 29, 1996. Stock options granted to employees expire no later than ten years from the date of grant and stock options granted to directors expire no later than five years from the date of grant.


A summary of the stock option activity is as follows:

                                                                                              Weighted
                                                                                         Avg. Exercise
                                                                                             Price Per
                                                            Employees        Directors           Share
                                                            ------------------------------------------
         Outstanding at January 1, 1995                             -                -               -
            Granted                                           129,000           20,000           $6.50
            Exercised                                               -                -               -
            Forfeited                                               -                -               -
                                                            ------------------------------------------
         Outstanding at December 31,  1995                    129,000           20,000            6.50
            Granted                                           132,200           24,000           10.36
            Exercised                                          (5,020)          (1,000)           6.50
             Forfeited                                         (7,040)               -            6.50
                                                            ------------------------------------------
         Outstanding at December 29,  1996                    249,140           43,000           $8.68
                                                            ------------------------------------------
         Exercisable at December 29,  1996                     66,580           15,000           $8.37
                                                            ------------------------------------------

The weighted average fair value of options granted was $5.91 and $3.82 for grants made during fiscal years 1996 and 1995, respectively. At December 29, 1996, 233,140 of the 292,140 options outstanding have exercise prices between $6.50 and $9.75, with a weighted average exercise price of $7.92 and a weighted average remaining contractual life of 8.6 years; 66,580 of these options are exercisable with a weighted average exercise price of $7.58. The remaining 59,000 options have exercise prices between $10.88 and $12.50, with a weighted average exercise price of $11.69 and a weighted average remaining contractual life of 7.6 years; 15,000 of these options are exercisable with a weighted average exercise price of $11.87.

(11) Employee Benefit Plan
The Company has a 401(k) defined contribution plan. Employee contributions may be invested in several alternatives. Company contributions to the plan, including matching contributions, may be made at the discretion of the Company. The Company's contributions to the plan were approximately $48,000, $30,000 and $15,000 for the fiscal years 1996, 1995 and 1994, respectively.

(12) Related Party Transactions
During fiscal years 1994, Temporary Services, Inc. ("TSI") paid the Company $30,500 for management services. In addition, the Company received interest payments of approximately $19,600 from TSI in fiscal 1994 and guaranteed TSI's note payable to a bank which note was paid in full by TSI during fiscal 1995.

TSI of Utah, Inc. ("TSIU"), a company incorporated by an adult son of the Company's majority shareholders, which provides industrial temporary staffing services has entered into a franchise agreement with the Company to use the TSI name. Under the franchise agreement, the Company has agreed to fund employee costs and collect customer billings on behalf of TSIU. The Company receives a service fee based upon a percentage of TSIU's gross profit. As of December 29, 1996 and December 31, 1995, the Company had receivables due from TSIU of approximately $462,370 and $460,900, respectively, which are secured by outstanding receivables of TSIU of approximately $472,000 and $479,000, respectively. During fiscal years 1996, 1995 and 1994 the Company recorded service fee revenues of approximately $126,000, $43,000, and $5,400 respectively, relating to the agreement. The Company believes that the terms of the franchise agreement are at least as favorable as the terms that could have been obtained from an unaffiliated third party in a similar transaction.

During fiscal year 1994 and part of fiscal year 1995, the Company rented certain office space on a month-to-month basis from a limited partnership owned primarily by certain shareholders of the Company and their adult children. During fiscal years 1995 and 1994, the Company paid rent of $8,400 and $14,400, respectively.

The Company leases its corporate office building from the adult children of certain majority shareholders under a ten-year lease agreement with an option to renew for ten additional years. Rental expense during fiscal 1996, 1995 and 1994 amounted to approximately $76,800, $64,800 and $45,900, respectively. Future minimum lease payments related to this lease will amount to approximately $77,000 each fiscal year. The Company believes that the terms of the lease are at least as favorable as the terms that could have been obtained from an unaffiliated third party in a similar transaction.

As of December 29, 1996, the Company had a note receivable due from an employee and officer of one of its subsidiaries in the amount of approximately $91,100. The note is unsecured, accrues interest at ten percent per annum and is due on demand. The note receivable is included in other long-term assets in the accompanying consolidated balance sheet.

The Company has a consulting agreement with a member of the Board of Directors to assist and advise the Company with respect to identifying and evaluating potential acquisitions. The agreement may be terminated by either party upon 30 days notice. Compensation under the agreement is $3,500 per month which includes the $1,000 per Board meeting fee otherwise payable. For the fiscal years 1996 and 1995, consulting expense was $42,000 and $21,000, respectively.

(13) Subsequent Events
Computer Group Inc. - Subsequent to year end, the Company purchased the stock of Computer Group, Inc. (Seattle, Wash.) for approximately $2.7 million plus future contingent earnouts. The Company intends to account for this acquisition as a purchase.

Overallotment Option - In connection with the Company's secondary public offering completed in December 1996, the underwriters exercised their overallotment option to purchase 330,000 common shares in January 1997. The Company received net proceeds of approximately $3.0 million (see Note 6).

Increase in Stock Options - Subsequent to year end, the Board of Directors of the Company approved a resolution amending the Stock Option Plan to increase the number of shares available for option grants by 400,000 shares. The increase in shares available for option grants is subject to shareholder approval at the Annual Meeting of Shareholders.

(14) Selected Quarterly Financial Data (Unaudited)
A summary of quarterly financial information for fiscal years 1996, 1995 and 1994 is as follows (dollars in thousands except per share data):

                                             First            Second               Third            Fourth
                                           Quarter           Quarter             Quarter           Quarter
                                         -------------------------------------------------------------------


         1996
         Service revenues                $  25,034         $  29,954           $  37,846         $  43,330
         Gross profit                        5,241             6,104               7,754             8,476
         Net income                            729               890               1,328             1,082
         Net income per common share     $    0.11         $    0.13           $    0.20         $    0.15

         1995
         Service revenues                $  19,573         $  20,510           $  23,251         $  24,199
         Gross profit                        4,023             4,265               4,908             4,984
         Net income                          1,080               359                 917               584
         Pro forma net income                  664               512                 917               584
         Pro forma net income
             per common share            $    0.12        $     0.09           $    0.14         $    0.09

         1994
         Service revenues                $  12,951        $   14,285           $  18,105         $  18,399
         Gross profit                        2,345             2,719               3,634             3,720
         Net income                            473               433                 979               542
         Pro forma net income                  310               391                 773               512
         Pro forma net income
             per common share            $    0.05        $     0.07           $    0.13         $    0.09

To SOS Staffing Services, Inc.:


We have audited the accompanying consolidated balance sheets of SOS Staffing Services, Inc. (a Utah Corporation) and subsidiaries as of December 29, 1996 and December 31, 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of three fiscal years in the period ended December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SOS Staffing Services, Inc. and subsidiaries as of December 29, 1996 and December 31, 1995, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 29, 1996 in conformity with generally accepted accounting principles.




ARTHUR ANDERSEN LLP


Salt Lake City, Utah
  January 28, 1997

Directors & Officers

Stanley R. de Waal(1)
Director
President, DeWaal Keeler & Co., P.C.
Salt Lake City, Utah

Richard D. Reinhold
Chairman of the Board
Chief Executive Officer

R. Thayne Robson(1,2)
Director
Professor of Management and
Research & Professor of Economics,
University of Utah
Salt Lake City, Utah

Randolph K. Rolf(2)
Director
Chief Executive Officer,
Unitog Company
Kansas City, Missouri

Howard W. Scott, Jr.
Director
President & Chief Operating Officer

Richard J. Tripp
Director
Senior Vice President,
Administration

JoAnn W. Wagner(1,2)
Director
Business Consultant
Denver, Colorado

Gary B. Crook
Vice President, Chief Financial Officer
& Treasurer

W. B. Collings
Controller & Assistant Secretary

John K. Morrison
General Counsel & Secretary

(1) Member, Audit Committee
(2) Member, Compensation Committee




Shareholder Information
Corporate Information
Shareholder inquiries should be directed to:
Investor Relations
SOS Staffing Services, Inc.
1415 South Main Street
Salt Lake City, Utah  84115
Telephone:  (801) 484-4400
www.sosstaffing.com
email: postmaster@sosstaffing.com

Transfer Agent and Registrar
First Security Bank, N.A.
Stock Transfer Services
79 South Main Street
Salt Lake City, Utah  84111
Telephone:  (801) 246-5292

Independent Accountants
Arthur Andersen LLP
36 South State Street
Suite 1260
Salt Lake City, Utah  84111
Telephone:  (801) 533-0820


Stock Listing
SOS Staffing Services, Inc.'s common stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the Symbol: "SOSS". The stock table abbreviation is "SOS Stffg".

Common Stock Data
SOS Staffing Services, Inc. completed its initial public offering of common stock in July 1995. As of March 3, 1997, the Company had 73 stockholders of record. Based upon shareholder mailings, the Company believes that there are in excess of 2,000 shareholders of beneficial interest.


The following table sets forth the high and low sales prices of the Company's common stock, beginning June 28, 1995, for the periods indicated:

                                              High    Low
1995
------------------------------------------------------------
   Second Quarter
     (Beginning June 28, 1995)               7 1/8     6 1/2
   Third Quarter                             8 1/2     6 5/8
   Fourth Quarter                            9 3/4     7 5/8

1996
------------------------------------------------------------
   First Quarter                            13 1/8     8 3/8
   Second Quarter                               15    10 7/8
   Third Quarter                            12 7/8     8 3/4
   Fourth Quarter                           12 7/8     9 1/4

On March 3, 1997 the closing price of the Company's common stock, as reported on the Nasdaq National Market, was 12 1/8.

There have been no cash dividends paid. The Company currently intends to retain future earnings for its operations and expansion of its business and does not anticipate paying any cash dividends in the future.

Form 10-K
Copies of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, by contacting the Investor Relations Department at SOS Staffing Services, Inc.

Annual Meeting
Shareholders and other interested parties are invited to attend the Annual Meeting of Shareholders on Wednesday, May 14, 1997 at 1:30 p.m. (Mountain Daylight Time). The meeting will be held at the Doubletree Hotel, located at 255 South West Temple (Seminar Theater) in Salt Lake City, Utah.