Form 10-K, Exhibit 13
period 1997-12-28
SOS STAFFING SERVICES INC
filed 1998-03-27
CIK 945437

Corporate Profile
-----------------

Founded in 1973, SOS Staffing Services, Inc. offers a broad range of commercial staffingservices, as well as information technology (IT) staffing, outsourcing and consulting. In the twoand one-half years since SOS' initial public offering, the company has more than doubled in size and scope. In July 1995, the company had 42 offices in five states; as of year end 1997, SOS operated more than 130 offices in 18 states.SOS is dedicated to the principles of ISO-9000, an internationally recognized standard for quality products and services. Each office and the special talents of each employee are committed toproviding a quality system of support to SOS customers.

Contents
--------

Financial Highlights ......................................................    1
Letter to Shareholders ....................................................    2
25 Years of Excellence ....................................................    4
Commercial Division .......................................................    5
Information Technology Division ...........................................    6
Board of Directors and Executive Officers .................................    7
Management's Discussion and Analysis
     of Financial Condition and Results of Operations .....................    9
Consolidated Financial Statements and Notes ...............................   13
Report of Independent Public Accountants ..................................   32


                                                                NASDAQ/NMS: SOSS

                                                               [Graphic Omitted]


Statements contained in this Annual Report that are not purely historical are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company assumes no obligation to update any such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks, uncertainties and other factors that could cause the Company's actual results to differ materially from those anticipated in such statements, including but not limited to the Company's efforts to expand its offering of services, the Company's acquisition efforts and its ability to integrate the operations of acquired businesses, the recent transition within the Company's management, economic fluctuations, existing and emerging competition, and demand for the Company's services. Other factors, including economic, competitive, governmental, and technological factors, are discussed in the Company's Annual Report on Form 10-K and other reports to the Securities and Exchange Commission.

Financial  Highlights
(in  thousands,  except per share data)

                                             Fiscal Year (52/53 Weeks) Ended
                                             -------------------------------
                                     1997       1996       1995(1)   1994(1)     1993
                                     ----       ----       -------   -------     ----

Statement of Income  Data:
Service revenues                   $209,251   $136,164   $ 87,533   $ 63,740   $ 49,433
Gross profit                         46,711     27,575     18,180     12,418     8,349O
Operating income                     12,351      6,707      4,321      2,372      1,033
Net income(1)                      $  7,526   $  4,029   $  2,940   $  2,427   $  1,113
Earnings per share
     Basic                                    $   0.78   $   0.59   $   0.54   $   0.44
     Diluted                                      0.77       0.59       0.43       0.35
Weighted average common shares
     Basic                            9,654      6,780      4,985      4,500
     Diluted(2)                       9,781      6,838      6,229      5,731

Balance Sheet Data:
Working capital                    $ 42,790   $ 17,012   $  9,645   $  5,057   $  4,330
Total assets                        118,290     47,293     19,327     11,597      7,458
Total debt                             --         --        1,450      2,780        806
Shareholders' equity               $104,335   $ 36,834   $ 14,668   $  7,098   $  5,171

(1) The Company completed its initial public offering (IPO) in July 1995 and in connection therewith terminated its S Corporation election. Net income for fiscal 1995 and 1994 has been adjusted to reflect a pro forma provision for income taxes. In addition, prior to the IPO, the Company compensated Richard D. Reinhold, its former CEO, at levels sufficient to pay income taxes associated with its S Corporation status. For fiscal 1995, the Company entered into an employment contract with Mr. Reinhold which provided for annual compensation of $195,000. Net income for fiscal 1994 has been adjusted to reflect CEO compensation in such amount, resulting in an increase to net income of approximately $787,000.

(2) Prior to the completion of its IPO, the Company distributed approximately $8.0 million of its accounts receivable to itsS Corporation shareholders. The weighted average common shares outstanding for diluted earnings per share for 1995 and 1994 reflects the issuance of 1,230,769 shares at an offering price of $6.50 per share, as if the distribution had occurred at the beginning of fiscal 1994.




[Graphic Omitted]          [Graphic Omitted]         [Graphic Omitted]

Dear Shareholder,

In 1997, SOS Staffing Services enjoyed another solid year, characterized by record revenues and earnings. For the year ended December 28, 1997, net income increased 87 percent to $7.5 million, or $0.77 per share, on service revenues of $209.3 million, up 54 percent. For the comparable period in 1996, the company posted net income of $4.0 million, or $0.59 per share, on service revenues of $136.2 million. Net income per common share increased 31 percent and reflects a 43 percent increase in diluted weighted average common shares resulting from equity offerings completed in December 1996 and October 1997.

SOS expanded its business in 1997, with 14 acquisitions and internal growth exceeding 22 percent. The number of branches increased from 87 offices located in 11 states at the end of 1996 to more than 130 located in 18 states at year end 1997.

Capitalizing on Favorable Industry Trends

SOS' growth in 1997 reflected the increasing popularity among companies nationwide of incorporating staffing and consulting services as part of their competitive strategies. These companies seek greater control over organizational growth and risk, and have discovered the value and flexibility that our services afford.

Changing attitudes in the workforce continue to shape the staffing industry. Among many individuals in today's labor market, becoming a temporary employee has become a popular means of getting one's foot in the door with a particular company or industry. An increasing number of professionals, especially in the information technology arena, prefer to offer their specialized talents as a consultant or on a temporary basis. These employees enjoy a career characterized by job satisfaction, personal and professional mobility, work-schedule flexibility, and the freedom to utilize and hone skills in a variety of tasks and projects.

SOS account managers and customer service representatives facilitate customer and employee relationships. Through commitment to customer satisfaction and attention to detail, SOS has strengthened its reputation as a top-quality provider of employment staffing and consulting solutions to corporate customers and employees alike.

Adding to the Mix

As the needs of our customers expand to include new geographic regions and employee skill sets, SOS has enhanced its position as a full-service staffing company, a concept that is being fostered through our program of strategic acquisitions.

During 1997, acquisition activity yielded SOS a number of solid commercial, IT and specialty staffing organizations. The purchase of Century Personnel, Inc., completed in October, was the largest in SOS history, exemplifying the type of enterprise that we have sought to add to our operating mix throughout the year. Specifically, these are companies that offer dynamic, entrepreneurial management; a strong market position in key geographic regions or service niches; a proven commitment to customer service; and the potential for operational synergies with existing SOS operations. This strategy facilitated our penetration into new markets in 1997 and helped us expand those positions already established.

The balance sheetremains strong and positions SOS to effectively pursue its acquisition strategy in 1998.Cash balances and working capital were bolstered by a secondary common stock offering in October. Coupled with an available credit facility of over $30 million, these balances help SOS enter the new year capitalized to consider new acquisition opportunities.

SOS Leadership Positioned for the Future

During 1997 and the first quarter of 1998, SOS witnessed a transition in its core of organizational leadership, as the company prepared itself to compete in the next decade. JoAnn W. Wagner, who has served as an SOS director since 1995 and executive vice president since August 1997, was named as chairman of the board in February 1998.

In August 1997, Howard W. Scott, Jr. was appointed chief executive officer after serving more than two years as SOS' president and chief operating officer. Assuming the roles of president and chief operating officer is Peter R. Sollenne, who in February 1998 was appointed to serve on the board of directors in the seat left vacant by retired chairman Richard D. Reinhold. And, in November 1997, two seats were added to the board with the appointments of Samuel
C. Freitag, senior managing director of a multimillion-dollar capital management firm, and former Dallas mayor Annette Strauss.

Later in this  report we  highlight  each member of SOS'  executive  management.
These directors and officers represent a diverse group of experienced individuals. Together, this team extends its thanks to retired chairman and founder Dick Reinhold for his tireless service and unwavering commitment over the last 25 years. His energy, leadership and vision have prepared us well to enhance our position, as we compete throughout the next decade.

Reaching the Silver, Going for Gold

This year, SOS celebrates its silver anniversary. We take pride in this accomplishment, as achieving this 25-year milestone in the highly competitive staffing industry has proven to be every bit as challenging as it has been rewarding. It has taken the concerted efforts of many to make SOS as strong and sound as it is today, and we express our appreciation to all who have contributed along the way. We applaud SOS' staff, consultants and dedicated team of temporary employees, whose efforts have added so much in the pursuit of company goals.

Having briefly recognized the past, we now turn our focus to SOS' future, which continues to shine as brightly as ever. And, as we look to that future, we remain convinced that only by renewing our commitment to excellence may we expect to celebrate a golden anniversary in another 25 years. Having readied ourselves to capitalize on new opportunities in a consolidating industry, SOS is indeed "going for gold," as we pledge our best efforts toward maximizing long-term shareholder value in 1998. We appreciate your support and look forward to reporting to you in future months.

Sincerely,


/s/Joann W. Wagner         /s/Howard W. Scott, Jr.    /s/Peter R. Solenne
JoAnn W. Wagner            Howard W. Scott, Jr.       Peter R. Sollenne
Chairman of the Board      Chief Executive Officer    President and Chief
                                                      Operating Officer

25 Years of  Excellence

When Dick Reinhold and Russ Christen started SOSStaffing Services in January 1973, the temporary staffing industry was far different from what it has become today. In 1973, most businesses viewed temporary staffing merely as "emergency help." Since then, however, economic forces and changing attitudes toward work have created an atmosphere where temporary staffing has become an integral part of doing business, and one in which SOSStaffing Services has thrived.

SOS offers a broad range of staffing and consulting solutions through its two divisions. The commercial division offers staffing services in a variety of clerical, industrial, light industrial, technical and professional fields. The information technology (IT) division provides staffing, outsourcing and consulting services, all designed to help businesses become more competitive technologically. In 25 years, SOS has grown from one office in Salt Lake City to more than 130 offices today, located in 18 states throughout the western United States.

As SOS has expanded, both operationally and geographically, its dedication to quality service and responsiveness has remained constant. "For 25 years, SOShas built its reputation on the strength of face-to-face customer relationships in all aspects of our business," says CEO Howard W. Scott, Jr. "As a service company, we recognize that relationships are one of the most important products we sell, and by empowering our field organization to develop and service these relationships locally, we are more effective in tailoring our business partnership to suit the needs of each customer."

The results speak for themselves. In 1997, for the second consecutive year, SOS received national recognition in the international periodical Forbes Magazine. The magazine listed SOS Staffing Services among its "200 Best Small Companies in America." SOS' commitment to excellence was further reflected in 1997 when the company was granted ISO-9002 registration, a globally recognized standard for quality products and services.

"It is amazing how far SOS and the staffing industry have come in 25 years," says Scott, "and I'm proud to have been a part of the team that has made it all happen."

Commercial  Division

The largest SOS business division is its commercial staffing division, which provides staffing solutions to companies by providing temporary clerical, industrial, light industrial, technical and professional services.

SOS operates under several different service-specific names, reflecting the broad variety of niche markets that the company serves. Examples in the commercial division include AccountStaff (accounting and finance), Mortgage Staffing, Inc. (mortgage services), SkillStaff (construction and manufacturing), and Patient Account Management Services (medical administrative support) to name a few. Each enterprise leverages its own strengths and marketing expertise to most effectively service its target market. At the same time, the segments benefit from being connected to a larger network that shares resources, as well as important market intelligence.

The commercial division is separated into three geographic operating regions. Richard J. Tripp is the senior vice president of the Pacific division, which includes U.S. states along the West Coast as well as Arizona and Nevada. Steve Whitworth serves as vice president of the Central division, comprised of Texas, Louisiana and the Mountain States. And, Michael Jones oversees operations as vice president of the Midwest division. The Midwest division includes Century Personnel in Kansas and Missouri. Before its acquisition by SOS, Century
Personnel had been named to Inc. Magazine's list of America's 100 fastest growing companies for three consecutive years.

"The geographic distribution of these divisions reflects the strategic expansion that took place during 1997," says JoAnn W. Wagner, chairman of the board. "By determining those opportunities that facilitate SOS' entry into key, untapped markets, we have established footholds in locations throughout the western United States." Seven of SOS' 14 acquisitions in 1997 were additions to its commercial division, while the division's internal growth was also strong, exceeding 22 percent.

Information Technology Division

As technology continues to change the way the world does business, demand for information-technology (IT) specialists, both temporary staffing and consulting, has grown substantially.

"The rapid evolution of information technologies has forced businesses to `get smart' fast or risk competing at a disadvantage," says Curtis L. Wolfe, president of the information technology division. "For many businesses, however, accurately determining IT needs and integrating their systems effectively is an inexact science at best. That's where SOS comes in."

SOS' IT division is subdivided by function to include staffing, outsourcing and consulting services. Because customers have become increasingly reliant upon quality IT assistance, these services offer higher growth opportunities and profit margins relative to commercial staffing services. Consequently, SOS focused much of its acquisition efforts in 1997 on identifying solid, well-managed IT staffing and consulting companies to complement existing operations.

IT revenue as a percentage of total revenue increased from 5 percent in 1996 to approximately 22 percent by the end of 1997. Many of these IT-related acquisitions have already begun to contribute to the bottom line, and SOS seeks to achieve even greater economies of scale in 1998 as the company continues to integrate IT back-office operations.

"Over the next five years," says President and Chief Operating Officer Peter R. Sollenne, "we plan to achieve a better balance between our commercial staffing and information technology business segments. This mix enables us to maintain our position as a full-service staffing enterprise while increasing the number of opportunities to enhance the bottom line with high-margin IT revenue."

Board of Directors & Executive Officers

Richard D. Reinhold, chairman emeritus, founded SOS Staffing Services in 1973. For 25 years, Dick served as chairman, and, in February of this year, announced his retirement. Prior to his two-and-a-half decades with SOS, Dick held management positions in a number of national temporary staffing service firms, including Greyhound Temporary Services, where he served as vice president. Dick is proud to have served a term as the president of the National Association of Temporary Services (NATSS) and two terms as president of the Utah Association of Temporary Services.

JoAnn W. Wagner has served on the board since 1995 and, in February 1998, was named as chairman of the board. JoAnn, also the company's executive vice president, has held a number of positions while at SOS, including director, consultant and vice chairman. JoAnn has more than 25 years of staffing industry experience and has added tremendous value toward the execution of SOS' acquisition strategy. Throughout her career, she has served in a variety of executive management roles and on a number of boards of directors.
JoAnn was elected the president of NATSS from 1991 to 1992.

Howard W. Scott, Jr., chief executive officer and a director, enjoys 35 years of experience in the staffing industry. Howard joined SOSas vice president in 1994 and served as president and chief operating officer from 1995 to 1997. The company has benefited from his executive management experience, which includes three years as president of Dunhill Personnel System, Inc. and 13 years as president of CDI Temporary Services, a subsidiary of CDI Corp. Howard served two terms as the president of NATSS, and in 1993 was awarded its highest honor, the NATSS Leadership Hall of Fame Award.

Peter R. Sollenne, who joined SOS as president and chief operating officer in August 1997, was named as a director in 1998. Peter's diverse background includes experience in a number of operations, marketing and finance roles. He most recently served as president of the commercial staffing division at Personnel Group of America, Inc. (PGA). Peter's experience includes more than 10 years with national automobile fleet leasing companies, serving five years as senior vice president of sales and marketing and five years as senior vice president of finance.

Stanley R. deWaal was elected a director in 1995. Stan is currently the president and a director of DeWaal, Keeler & Co., a Utah-based professional corporation of certified public accountants which Stan co-founded in 1975. He has been a licensed certified public accountant since 1967 and currently serves on the board of directors for the Hansen Planetarium, a not-for-profit organization in Salt Lake City.

Samuel C. Freitag, director, is currently the senior managing director for George K. Baum Merchant Banc, L.L.C. Sam has served George K. Baum & Co. in various roles, including as vice chairman, director of investment banking, vice president of corporate finance and a member of the company's management committee, where he was responsible for overseeing all investment activities. SOS is pleased to have added Sam and his solid finance background to the board of directors during 1997.

R. Thayne Robson, a director since 1995, enjoys more than 20 years' tenure as a professor in the economics department and management and research department of the University of Utah. In addition to serving on the boards of many Utah-based companies, Thayne is currently the director of the Utah Bureau of Economic and Business Research. He is actively involved with numerous civic and community endeavors, including as a member of the Utah Governor's Economic Coordinating Committee and the executive committee of the Economic Development Corporation of Utah.

Randolph K. Rolf has been a director since 1995. He is currently the chairman of the board, president and chief executive officer of Unitog Company. Based in Kansas City, Missouri, Unitog is a publicly traded company that manufactures, sells and rents industrial uniforms. Randy has served as its chairman since 1991 and as its president and chief executive officer since 1988.

Annette Strauss, director, joined the board of directors during 1997. Annette is the former Mayor of Dallas, Texas, and is currently active as a director, officer or trustee with a number of business, government, education and philanthropic organizations. SOSis delighted to add Annette and her diverse background to the board this year.

Richard J. Tripp has been with SOS since 1973. Richard is a director, as well as senior vice president of the company's Pacific Division. In addition to his roles as a director and executive officer, he has honed his knowledge of the staffing industry by serving in positions company-wide, including as an office and area manager. Richard's background includes serving two terms as president of the Utah Association of Temporary Services, a position he held from 1987 to 1989.

Gary B. Crook, executive vice president, chief financial officer and treasurer joined SOS Staffing Services in 1995. Gary's career spans more than two decades, during which he has served in a number of managerial and advisory roles. Such roles have included tenure as vice president and controller of Food-4-Less Supermarkets, Inc.; vice president - administration and controller of American Stores' subsidiary Alpha Beta Company; and consultant and acting CFO to Al Azizia - Panda United, Inc., a Saudi Arabian-based grocery retailing and distribution company.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of SOS Staffing Services, Inc. (the "Company") and notes thereto appearing elsewhere in this report. The Company's fiscal year consists of a 52 or 53-week period ending on the Sunday closest to December 31.

General - The Company provides a full range of staffing services through a network of offices in 18 states. Since the completion of the Company's initial public offering (the "IPO") in July 1995, the network has grown from 42 to 134 offices as of December 28, 1997. The Company expanded its office network by acquiring existing staffing service companies and opening new offices, principally in the western states. Generally, the Company has entered key metropolitan areas by initially acquiring or opening a central or "hub" office, and subsequently developing additional offices in smaller surrounding markets. As offices reach certain thresholds, the Company often divides them into one or more additional offices resulting in greater efficiency, profitability and market penetration.

During the period from the IPO through December 28, 1997, the Company acquired 34 staffing and consulting companies, representing 56 offices. The purchase prices of these acquisitions have ranged from $15,000 to $15,000,000, plus contingent earnouts. The Company often negotiates an earnout component of the purchase price paid for acquisitions, when the Company believes future consideration may more accurately reflect the appropriate value for the acquired business, aligns the interests of the Company and the sellers and enhances the likelihood of successfully integrating the acquired company into SOS.

During the period from the IPO through December 28, 1997, the Company also opened 36 new offices through internal expansion. Capital costs of new office openings, excluding working capital requirements, have typically ranged from $10,000 to $50,000. To date, most of the Company's internally developed offices have achieved profitability within six to 12 months, while offices resulting from the division of an existing larger office are usually profitable from inception.

Results of Operations - The following table sets forth, for the periods indicated, the percentage relationship to service revenues of selected items in the Company's income statement:

                                                 Fiscal Year (52/53 Weeks) Ended
                                                 -------------------------------
                                                     1997     1996     1995
                                                 -------------------------------
Service revenues                                    100.0%   100.0%   100.0%
Direct cost of services                              77.7     79.7     79.3
                                                 -------------------------------
Gross profit                                         22.3     20.3     20.7
                                                 -------------------------------
Operating expenses:
   Selling, general and administrative expenses      15.7     15.1     15.8
   Intangible amortization                            0.7      0.3       --
                                                 -------------------------------
     Total operating expenses                        16.4     15.4     15.8
                                                 -------------------------------
Operating income                                      5.9%     4.9%     4.9%
                                                 ===============================


Fiscal 1997 Compared to Fiscal 1996

Service Revenues - Substantially all of the Company's service revenues are based on the time worked by its temporary staffing and consulting employees on customer assignments. Service revenues are recognized as income at the time services are provided. Service revenues for fiscal 1997 were $209.3 million, an increase of $73.1 million, or 54% from $136.2 million in fiscal 1996. Of the $73.1 million increase, $45.7 million was attributable to acquisitions, $19.0 million was attributable to comparable offices and $8.4 million was attributable to new offices. The increase in service revenues of comparable offices was generally consistent with increases in hours billed.

Gross Profit -

The Company defines gross profit as service revenues less the cost of providing services, which includes wages of temporary staffing and consulting employees, employer payroll taxes (FICA, unemployment and other general payroll costs) and workers' compensation costs. Gross profit for fiscal 1997 was $46.7 million, an increase of $19.1 million, or 69%, compared to $27.6 million in fiscal 1996. Gross profit margin for fiscal 1997 was 22.3% compared to 20.3% in fiscal 1996, reflecting the increased mix of higher margin information technology business. Gross profit margin varies depending on the types of services provided.

Operating Expenses - Operating expenses include (among other things) compensation of staff, rent, recruitment and retention of temporary staffing employees and consultants, costs associated with opening new offices, unbillable consultant time, depreciation, amortization and advertising. Operating expenses amounted to $34.4 million, or 16.4% of service revenues, in fiscal 1997, compared to $20.9 million, or 15.4% of service revenues, in fiscal 1996. Expenses have generally increased as service revenues and the number of offices have increased. The increase in operating expenses as a percentage of revenues was attributable to higher intangible amortization from acquisitions and the higher mix of information technology business where selling, general and administrative expenses are higher.

Operating Income - Operating income for fiscal 1997 was $12.4 million, an increase of $5.7 million, or 84%, from $6.7 million in fiscal 1996. Operating margin for fiscal 1997 was 5.9%, compared to 4.9% in 1996. The increase in operating margin was due largely to the increase in information technology business.

Income Taxes - The effective combined federal and state income tax rate was 40.4% in fiscal 1997 compared to 38.1% in fiscal 1996. The increase in the combined tax rate was due to an increase in non-deductible amortization relating to certain acquisitions and increased operations in states which assess higher state tax rates.


Fiscal 1996 Compared to Fiscal 1995

Service Revenues - Service revenues for fiscal 1996 were $136.2 million, an increase of $48.7 million, or 56%, from $87.5 million in fiscal 1995. Of the $48.7 million increase, $24.1 million was attributable to acquisitions, $20.1 million was attributable to comparable offices and $4.5 million was attributable to new offices.

Gross Profit - Gross profit for fiscal 1996 was $27.6 million, an increase of $9.4 million, or 52%, compared to $18.2 million in 1995. Gross profit margin for fiscal 1996 was 20.3% compared to 20.7% in fiscal 1995, reflecting, in part, upward pressure on wages due to lower unemployment rates in the Company's service areas.

Operating Expenses - Operating expenses amounted to $20.9 million, or 15.4% of service revenues, in fiscal 1996, compared to $13.9 million, or 15.8% of service revenues, in fiscal 1995. The decrease in operating expenses as a percentage of service revenues resulted from improved operating leverage attributable to revenue growth partially offset by an increase in amortization of intangible assets.

Operating Income - Operating income for fiscal 1996 was $6.7 million, an increase of $2.4 million, or 55%, from $4.3 million in fiscal 1995. Operating margin for both fiscal 1996 and fiscal 1995 was 4.9%.

Income Taxes - The effective combined federal and state income tax rates for fiscal 1996 and fiscal 1995 were 38.1% and 39.2%, respectively.

Liquidity and Capital Resources

For fiscal 1997 net cash used in operating activities was $0.9 million compared to net cash used in operating activities of $2.4 million for fiscal 1996. The decrease in cash used in operating activities was a result of higher net income and increased depreciation and amortization.

The Company's investing activities during fiscal 1997 used $1.8 million to purchase property and equipment, $38.6 million to purchase assets of acquired businesses and $4.0 million to pay earnouts on acquisitions. See the Notes to the Company's Consolidated Financial Statements for a summary description of the material terms of the acquisitions completed during fiscal 1997.

The Company's financing activities during fiscal 1997 included proceeds from two equity offerings. Net proceeds of a 3.6 million new share offering completed in October 1997 amounted to $56.8 million. Net proceeds from the exercise of an overallotment option to purchase 330,000 shares in January 1997 amounted to $3.0 million. As of December 28, 1997, the Company had used approximately $23.1 million of the offering proceeds to pay down long-term and short-term debt, and the remainder of the proceeds to fund acquisitions, which included the payment of acquisition earnouts, and for working capital and general corporate purposes.

The Company's primary sources of short term liquidity and capital resources during fiscal 1997 were cash flows from operating activities and a secured line of credit with a bank. The Company's line of credit currently allows for maximum borrowings of $35 million. At December 28, 1997, the Company had no outstanding borrowings on the line of credit. Short-term borrowings bear interest at the prime rate charged from time to time by the Company's lender (at December 28, 1997, 8.5%). Long-term borrowings bear interest at LIBOR plus 1.75% (at December 28, 1997, approximately 7.5%). The rate related to the amount over LIBOR may increase based upon certain financial ratios. The Company also had letters of credit of $3.0 million outstanding at December 28, 1997, for purposes of securing its workers' compensation premium obligation. The aggregate amount of such letters of credit reduces the borrowing availability on the line of credit. At December 28, 1997, $32.0 million was available for borrowings or additional letters of credit under the line of credit. Management believes that the credit facility, together with cash reserves (including remaining cash from the recently completed equity offering) and cash flow from operations, will be sufficient to fund the Company's operations, capital expenditures, and acquisitions for at least the next 12 months.

Seasonality

The Company's business follows the seasonal trends of its customers' business. Historically, the Company has experienced lower revenues in the first quarter due to seasonal trends of its customers and lower overall economic activity.

Impact of Inflation

The Company believes that over the past three years inflation has not had a significant impact on the Company's results of operations.

Year-2000 Compliance

The Company has substantially completed the required changes to make its information systems Year-2000 compliant. The Company is now beginning to review the compliance status of its key vendors. The process is ongoing with no results having yet been determined.

                  Consolidated Financial Statements and Notes


                           SOS STAFFING SERVICES, INC.
                           CONSOLIDATED BALANCE SHEETS
                  As of December 28, 1997 and December 29, 1996


                                     ASSETS

                                                                1997              1996
                                                       ----------------------------------------
CURRENT ASSETS:
     Cash and cash equivalents                          $     20,462,647  $     5,784,651
     Accounts receivable, less allowances of
       $678,000 and $459,000, respectively                    32,982,075       19,114,117
     Current portion of workers' compensation deposit            475,549          610,473
     Prepaid expenses and other                                  729,697          305,151
     Deferred tax asset                                        1,238,955          661,645
     Amounts due from related parties                               --            406,376
                                                       ----------------------------------------
         Total current assets                                 55,888,923       26,882,413
                                                        ----------------------------------------

PROPERTY AND EQUIPMENT, at cost:
     Computer equipment                                        2,852,320        1,399,408
     Office equipment                                          2,241,392        1,461,945
     Leasehold improvements and other                          1,286,134          969,208
                                                        ----------------------------------------
                                                               6,379,846        3,830,561

     Less accumulated depreciation and amortization           (2,353,511)      (1,698,080)
                                                        ----------------------------------------
         Total property and equipment, net                     4,026,335        2,132,481
                                                         ----------------------------------------


OTHER ASSETS:
     Workers' compensation deposit, less current portion         106,369          106,369
     Intangible assets, less accumulated amortization
     of $1,941,000 and $457,000, respectively                 57,456,417       17,798,588
     Deposits and other assets                                   811,527          372,973
                                                        ----------------------------------------
         Total other assets                                   58,374,313       18,277,930
                                                        ----------------------------------------

         Total assets                                      $ 118,289,571    $  47,292,824
                                                        ========================================

          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.



                           SOS STAFFING SERVICES, INC.
                           CONSOLIDATED BALANCE SHEETS
                  As of December 28, 1997 and December 29, 1996


                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                       1997           1996
                                                                 --------------------------------
CURRENT LIABILITIES:
     Accounts payable                                             $    971,775   $    600,504
     Accrued payroll costs                                           3,566,859      2,110,554
     Current portion of workers' compensation reserve                2,537,995      1,501,669
     Accrued liabilities                                               663,042        408,027
     Income taxes payable                                              946,611        466,726
     Accrued acquisition earnouts                                    4,412,658      4,782,689
                                                                 --------------------------------
       Total current liabilities                                    13,098,940      9,870,169
                                                                 --------------------------------

LONG-TERM LIABILITIES:
     Workers' compensation reserve, less current portion               535,580        375,418
     Deferred income tax liability                                     193,762        213,056
     Deferred compensation liability                                   126,206           --
                                                                 --------------------------------
       Total long-term liabilities                                     855,548        588,474
                                                                 --------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 2, 3, and 5)

SHAREHOLDERS' EQUITY:
     Common stock $0.01 par value 20,000,000 shares authorized;
       12,653,002 and 8,706,020 shares issued
       and outstanding, respectively                                   126,530         87,060
     Additional paid-in capital                                     91,152,122     31,216,917
     Retained earnings                                              13,056,431      5,530,204
                                                                 --------------------------------
       Total shareholders' equity                                  104,335,083     36,834,181
                                                                 --------------------------------

       Total liabilities and shareholders' equity                 $118,289,571   $ 47,292,824
                                                                 ================================

          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.


                           SOS STAFFING SERVICES, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
 For the Fiscal Years Ended December 28, 1997, December 29, 1996 and December 31, 1995


                                                            Fiscal Year (52 Weeks) Ended
                                                ----------------------------------------------------
                                                       1997             1996             1995
                                                ----------------------------------------------------

SERVICE REVENUES                                  $ 209,250,847    $ 136,163,973    $  87,532,903
DIRECT COST OF SERVICES                             162,539,859      108,589,322       69,353,212
                                                ----------------------------------------------------
     Gross profit                                    46,710,988       27,574,651       18,179,691
                                                ----------------------------------------------------
OPERATING EXPENSES:
     Selling, general and administrative             32,867,550       20,397,240       13,826,034
     Intangibles and amortization                     1,492,637          470,119           32,566
                                                ----------------------------------------------------
       Total operating expenses                      34,360,187       20,867,359       13,858,600
                                                ----------------------------------------------------
INCOME FROM OPERATIONS                               12,350,801        6,707,292        4,321,091
                                                ----------------------------------------------------

OTHER INCOME (EXPENSE):
     Interest expense                                  (368,145)        (301,207)        (145,646)
     Interest income                                    497,661           90,793          109,684
     Other, net                                         145,386           13,695          120,604
                                                ----------------------------------------------------
       Total, net                                       274,902         (196,719)          84,642
                                                ----------------------------------------------------

INCOME BEFORE PROVISION
     FOR INCOME TAXES                                12,625,703        6,510,573        4,405,733
PROVISION FOR INCOME TAXES
     (including pro forma for 1995; see Note 8)      (5,099,476)      (2,481,413)      (1,728,653)
                                                ----------------------------------------------------


NET INCOME                                        $   7,526,277    $   4,029,160    $   2,677,080
                                                ====================================================

NET INCOME PER COMMON SHARE:
     Basic                                        $        0.78    $        0.59    $        0.54
     Diluted                                      $        0.77    $        0.59    $        0.43

WEIGHTED AVERAGE COMMON SHARES:
     Basic                                            9,654,204        6,780,400        4,984,616
     Diluted                                          9,780,505        6,838,479        6,229,021

          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.


                           SOS STAFFING SERVICES, INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                  Common Stock            Additional
                                        -------------------------------    Paid-in        Retained
                                            Shares           Amount        Capital        Earnings           Total
                                        --------------------------------------------------------------------------------

BALANCE, January 1, 1995                   4,500,000   $      45,000   $        --     $   7,053,277    $   7,098,277
     Distributions to shareholders              --              --              --        (8,750,023)      (8,750,023)
     Contributions from shareholders            --              --              --           750,000          750,000
     Change in tax status                       --              --           492,152        (492,152)            --
     Sale of common stock, net             2,200,000          22,000      12,607,345            --         12,629,345
     Net income                                 --              --              --         2,939,942        2,939,942
                                        --------------------------------------------------------------------------------

BALANCE, December 31, 1995                 6,700,000          67,000      13,099,497       1,501,044       14,667,541
     Exercise of stock options                 6,020              60          39,070            --             39,130
     Sale of common stock, net             2,000,000          20,000      18,078,350            --         18,098,350
     Net income                                 --              --              --         4,029,160        4,029,160
                                        --------------------------------------------------------------------------------

BALANCE, December 29, 1996                 8,706,020          87,060      31,216,917       5,530,204       36,834,181
     Exercise of stock options                16,982             170         142,630            --            142,800
     Sale of common stock, net             3,930,000          39,300      59,792,575            --         59,831,875
     Net income                                 --              --              --         7,526,227        7,526,227
                                        --------------------------------------------------------------------------------

BALANCE, December 28, 1997                12,653,002   $     126,530   $  91,152,122   $  13,056,431    $ 104,335,083
                                        ================================================================================











          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.



                           SOS STAFFING SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
 For the Fiscal Years Ended December 28, 1997, December 29, 1996 and December 31, 1995
                Increase (Decrease) in Cash and Cash Equivalents

                                                                  Fiscal Year (52 Weeks) Ended
                                                       -----------------------------------------------
                                                              1997            1996            1995
                                                       -----------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                          $  7,526,227    $  4,029,160    $  2,939,942
     Adjustments to reconcile net income to net
       cash used in operating activities:
         Depreciation and amortization                      2,156,882         854,902         374,114
         Deferred income taxes                               (596,604)       (825,941)        274,352
         Loss on disposition of assets                         26,927          63,030           3,554
         Changes in operating assets and liabilities:
           Accounts receivable, net                       (12,448,572)     (8,785,524)    (10,740,788)
           Workers' compensation deposit                      134,924          (6,021)      1,277,178
           Prepaid expenses and other                        (288,556)       (127,943)       (128,033)
           Amounts due from related parties                   (17,521)         54,521        (445,881)
           Deposits and other assets                         (312,348)        (84,969)          7,667
           Accounts payable                                   371,271         391,177          29,742
           Accrued payroll costs                            1,456,305         529,247         685,683
           Workers' compensation reserve                    1,196,488         957,338         (35,989)
           Accrued liabilities                               (624,956)        219,439          57,650
           Income taxes payable                               479,885         301,961          74,576
                                                       -----------------------------------------------
              Net cash used in operating activities          (939,648)     (2,429,623)     (5,626,233)
                                                       -----------------------------------------------


CASH FLOWS FROM INVESTING ACTIVITIES:
     Cash paid for acquisition of businesses              (38,574,952)    (10,162,026)     (1,340,707)
     Principal payment of note related to acquisition            --        (1,450,000)           --
     Purchases of property and equipment                   (1,829,547)       (683,889)       (684,092)
     Payments on acquisition earnouts                      (3,955,275)       (239,139)        (29,800)
     Deposits related to acquisition of certain assets           --              --           236,078
     Proceeds from sale of property and equipment               2,743            --              --
                                                       -----------------------------------------------
         Net cash used in investing activities            (44,357,031)    (12,535,054)     (1,818,521)
                                                       -----------------------------------------------


          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.


                           SOS STAFFING SERVICES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
 For the Fiscal Years Ended December 28, 1997, December 29, 1996 and December 31, 1995


                                                                                   Fiscal Year (52 Weeks) Ended
                                                                         ----------------------------------------------
                                                                               1997            1996            1995
                                                                         ----------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock, net                            $ 59,831,875    $ 18,098,350    $ 12,629,345
   Proceeds from exercise of employee stock options                            142,800          39,130            --
   Repayments on line of credit, net                                              --              --        (2,530,251)
   Proceeds from long-term debt                                             13,000,000      11,000,000            --
   Principal payments on long-term debt                                    (13,000,000)    (11,105,541)       (550,000)
   Capital contribution from shareholders                                         --              --           750,000
   Distributions to shareholders                                                  --              --          (750,000)
                                                                         ----------------------------------------------
     Net cash provided by financing activities                              59,974,675      18,031,939       9,549,094
                                                                         ----------------------------------------------

NET INCREASE IN CASH AND CASH
     EQUIVALENTS                                                            14,677,996       3,067,262       2,104,340

CASH AND CASH EQUIVALENTS
     AT BEGINNING OF YEAR                                                    5,784,651       2,717,389         613,049
                                                                         ----------------------------------------------

CASH AND CASH EQUIVALENTS
     AT END OF YEAR                                                       $ 20,462,647    $  5,784,651    $  2,717,389
                                                                         ==============================================

SUPPLEMENTAL CASH FLOW INFORMATION:
   Cash paid during the year for:
     Income taxes                                                         $  5,168,820    $  2,902,393    $  1,117,214
     Interest                                                                  225,776         280,018         134,917

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

The following table sets for information relating to the Company's acquisitions of certain business (see Note 3):

   Fair value of assets acquired                                          $ 39,553,495    $ 14,980,167    $  3,433,773
   Liabilities assumed                                                         879,971         139,379            --
   Notes payable issued in connection with acquisition                         797,837            --         1,750,000
   Accrued acquisition earnouts                                              3,412,816       4,678,762         343,066

During fiscal year 1997, amounts receivable from TSI totaling approximately $0.6 million were offset against the acquisition note payable (see Note 11).

During fiscal year 1995 the Company distributed approximately $8.0 million of its accounts receivable to its S Corporation shareholders (see Note 7).


          The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets.

                   Notes to Consolidated Financial Statements

(1)  Nature of Operations
     SOS Staffing Services, Inc. and subsidiaries (collectively the "Company") is a provider of temporary staffing services in 18 western states of the U.S. The Company provides a broad range of commercial staffing and information technology ("IT") services. Commercial staffing services include light industrial, clerical, industrial, technical and other professional services. IT services consist of staffing, consulting and outsourcing services such as system design, programming, network and systems management and business consulting.

(2)  Summary of Significant Accounting Policies
     Fiscal Year - The Company's fiscal year ends on the Sunday closest to December 31, which results in a 52- or 53-week year. The fiscal years ended December 28, 1997 (fiscal 1997), December 29, 1996 (fiscal 1996) and December 31, 1995 (fiscal 1995) each contained 52 weeks.

     Principles of Consolidation - The consolidated financial statements include the accounts of SOS Staffing Services, Inc. and its wholly owned subsidiaries, Bedford Consultants, Inc., ServCom Staff Management, Inc., SOS Collection Services, Inc. (d.b.a. National Collex Corporation) and Wolfe & Associates, Inc. All significant intercompany transactions have been eliminated in consolidation.

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

     Revenue Recognition - Revenues are recognized at the time services are provided.

     Cash and Cash Equivalents - The Company considers highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents consist of various money market accounts and short-term municipal bonds and are recorded at cost, which approximates market value.

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

     Workers' Compensation - For fiscal years 1997 and 1996, the Company maintained workers' compensation insurance with CIGNA Property and Casualty ("CIGNA") for claims in excess of a loss cap of $200,000 per incident, except with respect to certain divisions which are covered by state insurance funds in states where private insurance is not permitted. Under the terms of the CIGNA agreement, the Company is required to fund into a deposit account an amount for payment of claims. The fund is replenished monthly based on actual payments made by CIGNA during the previous month.

     For fiscal year 1995, the Company had a paid loss retro workers' compensation insurance arrangement with a unit of American International Group, Inc. ("AIG"). All of the Company's business divisions were insured by AIG for losses over $250,000 per occurrence, except with respect to certain divisions which were covered by a separate policy providing coverage for losses over $100,000 per occurrence. Under the terms of the arrangement, the Company was required to fund an estimated premium amount into a deposit account from which claims were paid. AIG was required to refund to the Company 60% of the unused deposit account balance six months following the policy year with the remaining balance to be refunded evenly over the succeeding four years.

     The Company has established reserve amounts based upon information provided by the insurance companies as to the status of claims plus development factors for incurred but not yet reported claims and anticipated future changes in underlying case reserves. Such reserve amounts are only estimates and there can be no assurance that the Company's future workers' compensation obligations will not exceed the amount of its reserves. However, management believes that the difference between the amounts recorded for its estimated liability and the costs of settling the actual claims will not be material to the results of operations.

     Intangible Assets - Intangible assets consist of the following amounts as of December 28, 1997 and December 29, 1996:

                                                   1997                1996
                                           -------------------------------------
         Goodwill                          $     56,551,253     $    16,648,361
         Non-compete agreements                  2,013,187            1,393,187
         Employee and customer lists             832,837                214,435
                                           -------------------------------------
         Total                                   59,397,277          18,255,983
         Less accumulated amortization           (1,940,860)           (457,395)
                                           -------------------------------------
                                           $     57,456,417     $    17,798,588
                                           =====================================


     Goodwill is amortized using the straight-line method over 30 years. The non-compete agreements and employee and customer lists are being amortized using the straight-line method over three to six years.

     Accounting for the Impairment of Long-Lived Assets -The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates at each balance sheet date whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset over the remaining life in measuring whether the assets are recoverable.

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

     Net Income Per Common Stock - Basic net income per common share ("Basic EPS") excludes dilution and is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted net income per common share ("Diluted EPS") reflects the potential dilution that could occur if stock options or other common stock equivalents were exercised or converted into common stock. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an antidilutive effect on net income per common share. Net income per common share amounts and share data have been restated for all years presented to reflect Basic and Diluted EPS.

     Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all years presented:

                                                              Net Income           Shares         Per-Share
                                                              (Numerator)       (Denominator)       Amount
                                                            ---------------------------------------------------
     Fiscal 1997:
       Basic EPS                                            $   7,526,227           9,654,204      $  0.78
         Effect of stock options                                        -             126,301
                                                            ----------------------------------
       Diluted EPS                                          $   7,526,227           9,780,505      $  0.77
                                                            ----------------------------------

     Fiscal 1996:
       Basic EPS                                            $   4,029,160           6,780,400      $  0.59
         Effect of stock options                                        -              58,079
                                                            ----------------------------------
       Diluted EPS                                          $   4,029,160           6,838,479      $  0.59
                                                            ----------------------------------

     Fiscal 1995:
       Basic EPS                                            $   2,677,080           4,984,616      $  0.54
         Effect of stock options                                        -              13,636
         Effect of shareholder distribution (see Note 7)                -           1,230,769
                                                            ----------------------------------
       Diluted EPS                                          $   2,677,080           6,229,021      $  0.43
                                                            ==================================

     At the end of fiscal 1997, 1996 and 1995, there were outstanding options to purchase 284,000, 39,000 and 13,500 shares of common stock, respectively that were not included in the computation of Diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

     Stock Split and Authorized Common Stock - In connection with the Company's initial public offering in July 1995, the Board of Directors and shareholders approved a 225 for 1 stock split and a change in the authorized common stock to 20,000,000 shares at $.01 par value per share. This stock split has been retroactively reflected in the consolidated financial statements.

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

     Recent Accounting Pronouncement - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes new standards for public companies to report information about operating segments, products and services, geographic areas and major customers. This statement is effective for periods beginning after December 15, 1997.

     Reclassifications - Certain reclassifications have been made to the fiscal 1996 consolidated financial statements to conform to the current year's presentation.

(3)  Acquisitions
     All of the Company's acquisitions have been accounted for using the purchase method, and the excess of the purchase price over the estimated fair value of the acquired assets less liabilities assumed has been allocated to goodwill and other intangible assets. Certain acquisitions have contingent earnout components of the purchase price. Earnout amounts accrued increase the amount of goodwill related to the acquisition. The following is a summary of acquisitions during fiscal years 1997, 1996 and 1995:

                                                                                        Max. Earnout        Amt. Allocated
                                                         Date            Purchase         Remaining          to Intangible
                                                       Acquired          Price(1)      As of 12/28/97            Assets
                                                       -------------------------------------------------------------------
     1997 Acquisitions:
       Computer Group, Inc.(2)                         January         $   2,747,000    $   1,300,000       $    2,647,000
       Bedford Consultants, Inc.(2)                      July              3,803,000        1,900,000            3,184,000
       Telecom Project Assistance, Inc.                  July              2,005,000        4,000,000            1,911,000
       Execusoft, Inc.                                  August             5,005,000        5,000,000            4,947,000
       JesCo Technical Services, Inc.                  October             4,851,000        7,000,000            4,816,000
       Century Personnel, Inc.,
          M.A. Jones Enterprises, Inc.                 October            15,030,000       10,000,000           14,928,000
       Others                                           Various            6,113,000          625,000            5,170,000
                                                       -------------------------------------------------------------------
                                                                       $  39,554,000    $  29,825,000       $   37,603,000
                                                       ===================================================================
     1996 Acquisitions:
       Abacus Consulting Group, Inc.
          Abacus Consultants, Inc.,
          The Performance Professionals                  July          $   5,063,000    $          --       $    5,043,000
       Wolfe & Associates, Inc.(2)                     November            8,185,000            4,000            8,228,000
       Others                                           Various            4,367,000               --            4,203,000
                                                       -------------------------------------------------------------------
                                                                       $  17,615,000    $       4,000       $   17,474,000
                                                       ===================================================================
     1995 Acquisitions:
       PAMS Temporary Employment Service
          Inc., National Collex Corporation            December        $   2,591,000    $          --       $    2,545,000
       Others                                           Various            1,415,000               --            1,356,000
                                                       -------------------------------------------------------------------
                                                                       $   4,006,000    $          --       $    3,901,000
                                                       ===================================================================


------------------------------

     (1) Includes earnout amounts paid or accrued as of December 28, 1997 and direct acquisition costs

     (2)  Stock acquisitions

     Pro Forma Acquisition Information - Unaudited - The unaudited pro forma acquisition information for fiscal years 1997 and 1996 presents the results of operations as if the 1997 and 1996 acquisitions has occurred at the beginning of fiscal 1996. The results of operations give effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt, the reduction in expenses for the difference between compensation of employees prior to the acquisition and their compensation following the acquisition, income taxes and the additional common shares deemed to be outstanding as the result of the Company's public offerings. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the applicable years as described above or of the results which may occur in the future.


                                    Unaudited Pro Forma Results of Operations
                                      (in thousands, except per share data)

                                            1997                1996
                                       -----------------------------------

         Service Revenues              $      253,667        $     192,315
         Income from operations                16,383                8,576
         Net income                             9,807                4,842
         Diluted EPS                             0.88                 0.45

(4)  Line of Credit
     The Company has a secured line of credit agreement with certain banks which provides for maximum borrowings of $35 million. The agreement, which provides for both short-term and long-term borrowings, expires in October 2000. Short-term borrowings bear interest at a bank's prime rate (8.5% at December 28, 1997) and long-term borrowings bear interest at LIBOR plus 1.75% (7.5% at December 28, 1997). The rate related to the amount over LIBOR may increase based upon certain financial ratios. The agreement contains a commitment fee of three-eighths of one percent on the unused portion which is payable quarterly. Borrowings under the agreement are secured by substantially all of the assets of the Company. The agreement provides for letters of credit of $7 million, which reduces the borrowing availability under the line of credit. As of December 28, 1997, there were outstanding letters of credit of $3 million for purposes of securing the Company's workers' compensation premium obligation. As of December 28, 1997, total availability under the line of credit was $32 million and no borrowings were outstanding. During fiscal 1997, the maximum outstanding balances of short-term and long-term borrowings under the agreement were $10.0 million and $13.0 million, respectively. The weighted average interest rates of the short-term and long-term borrowings were 8.5% and 7.5%, respectively.

     The agreement contains certain restrictive covenants including maintenance of a minimum tangible net worth and restrictions on the amount of capital expenditures. As of December 28, 1997, the Company was in compliance with the covenants.

(5)  Commitments and Contingencies
     Noncancelable Operating Leases - The Company leases office facilities under noncancelable operating leases. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The Company leases certain of these facilities from various related parties. (See Note 11.)

     Future minimum lease payments under noncancelable operating leases are as follows:

              Fiscal Year Ending
              1998                                   $        2,493,565
              1999                                            2,069,370
              2000                                            1,237,444
              2001                                              611,583
              2002                                              414,909
              Thereafter                                        483,025
                                                     ------------------
                                                     $        7,309,896
                                                     ==================

     Facility rental expense for the fiscal years 1997, 1996 and 1995 totaled approximately $2,154,000, $1,110,000 and $649,000 respectively.

     Legal Matters - In June 1997, a former customer of the Company commenced litigation against the Company alleging breach of contract, negligence, fraud and misrepresentation. The allegations are based upon the alleged theft of surplus military goods from the former customer's warehouse by a former temporary employee of the Company. The plaintiff is seeking damages in excess of $7 million. In September 1997, the Company filed a motion to dismiss the negligence claim and filed an answer to the complaints denying the material allegations and asserting several affirmative defenses. In December 1997, the judge denied the Company's motion to dismiss without prejudice. The Company believes the claim is without merit and has not recorded any amounts in the accompanying financial statements related to this claim.

     From time to time the Company is involved in legal matters generally incident to its business. It is the opinion of management after discussions with legal counsel, that the ultimate dispositions of these matters will not have a material impact on the financial condition or results of operations of the Company.

(6)  Public Offerings
     In October 1997, the Company completed a secondary public offering of its common stock and issued 3,000,000 shares of common stock. In addition, at this same time, the underwriters exercised their overallotment option to purchase an additional 600,000 common shares. The proceeds received from the offering and the exercise of the overallotment option, net of underwriting commissions and offering costs, totaled approximately $56,832,000.

     In December 1996, the Company completed a secondary public offering and issued 2,000,000 shares of common stock. The proceeds received from the offering net of underwriting commissions and offering costs, totaled approximately $18,098,000. In connection with the December 1996 secondary offering, the underwriters exercised their overallotment option to purchase 330,000 common shares in January 1997. The Company received net proceeds of approximately $3,000,000 from the exercise of the overallotment option.

     In July 1995, the Company completed an initial public offering and issued 2,200,000 shares of common stock. The proceeds received from the offering, net of underwriting commissions and offering costs totaled approximately $12,629,000.

(7)  Distribution to Shareholders
     During fiscal year 1995, the Company distributed approximately $8.0 million of its accounts receivable to its S Corporation shareholders. This distribution increased the taxable income of the Company, the tax on which was payable by the S Corporation shareholders. In addition, the Company made distributions to shareholders totaling $750,000 for the anticipated tax applicable to the S Corporation earnings. Prior to the termination of the S Corporation election, it was determined that the $750,000 was not needed for such income taxes and the shareholders returned the distributions by contributing capital to the Company. The pro forma weighted average common shares outstanding reflects the effect of the issuance of 1,230,769 shares at the initial public offering price of $6.50 per share, as if the accounts receivable distribution of $8.0 million had occurred at the beginning of 1995.

(8)  Income Taxes
     Effective  June  26,  1995,  the  Company's  S  Corporation   election  was
     terminated. In accordance with SFAS No. 109, the Company recorded a net deferred tax liability and the related deferred tax provision of $445,000 for the tax effect of the differences between financial statement and income tax bases of assets and liabilities that existed at the termination date of the S Corporation election. For fiscal year 1995, the Company's provision for income taxes is presented on a pro forma basis as if the election had been terminated at the beginning of fiscal 1995.

     The components of the provision for income taxes for fiscal years 1997, 1996 and 1995 are as follows:

                                                      1997                  1996               1995
                                             -----------------------------------------------------------

       Current provision -
         Federal                              $      4,796,915      $      2,859,353      $   1,030,662
         State                                         899,165               448,001            160,777
                                             -----------------------------------------------------------
                                                     5,696,080             3,307,354          1,191,439
                                             -----------------------------------------------------------

       Deferred provision (benefit) -
         Federal                                      (502,710)             (714,062)          (152,956)
         State                                         (93,894)             (111,879)           (17,692)
         Change from S Corporation status                 --                    --              445,000
                                             -----------------------------------------------------------
                                                      (596,604)             (825,941)           274,352
                                             -----------------------------------------------------------
       Pro forma adjustment                               --                    --              262,862
                                             -----------------------------------------------------------

       Total provision for income taxes       $      5,099,476      $      2,481,413      $   1,728,653
                                             ===========================================================


     The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rate which is derived by dividing the provision for income taxes by income before provision for income taxes for the fiscal years 1997, 1996 and 1995:

                                                          1997                  1996               1995
                                             -----------------------------------------------------------

       Statutory federal income tax rate                  34.3%                 34.0%              34.0%
       State income taxes, net of federal benefit          3.9                   3.4                3.3
       Other                                               2.2                   0.7                1.9
                                             -----------------------------------------------------------
                                                          40.4%                 38.1%              39.2%
                                             -----------------------------------------------------------

     The components of the deferred tax assets and liabilities at December 28, 1997 and December 29, 1996 are as follows:

                                                   1997              1996
                                             ----------------------------------
       Deferred income tax assets -
         Workers' compensation reserves      $    1,159,917      $   713,293
         Allowance for doubtful accounts            283,138          200,336
         Other                                      208,611          148,822
                                             ----------------------------------
                                                  1,651,666        1,062,451
                                             ==================================

       Deferred income tax liabilities -
         Cash to accrual adjustments               (301,212)        (559,360)
         Depreciation                              (105,769)         (37,758)
         Other                                     (199,492)         (16,744)
                                             ----------------------------------
                                                   (606,473)        (613,862)
                                             ----------------------------------
       Net deferred income tax asset         $    1,045,193      $   448,589
                                             ==================================

       Balance sheet classification -
         Current asset                       $    1,238,955      $   661,645
         Long-term liability                       (193,762)        (213,056)
                                             ----------------------------------
                                             $    1,045,193      $   448,589
                                             ==================================

(9)  Stock Based Compensation
     As of December 28, 1997, the Company had a stock incentive plan which is described below. The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plan under which no compensation cost has been recognized. Had compensation cost been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for fiscal 1997, 1996 and 1995 would approximate the pro forma amounts below (in thousands except per share data):

                                   1997           1996           1995
                              -------------------------------------------
     Net income
       As reported            $     7,526    $     4,029    $     2,677
       Pro forma                    6,081          3,735          2,563

     Diluted EPS
       As reported            $      0.77    $      0.59    $      0.43
       Pro forma                     0.62           0.55           0.41

     Because the SFAS No. 123 method of accounting has not been applied to options granted prior to January 1, 1995, and due to the nature and timing of the options grants, the resulting pro forma compensation cost may not be indicative of future years.

     Stock Price Assumptions - The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal years 1997, 1996 and 1995, in calculating compensation cost: expected stock price volatility of 56 percent for 1997, 47 percent for both fiscal 1996 and 1995, and an average risk-free interest rate of 6.2 percent for all years, and an expected life of five years for director options and seven years for employee options for fiscal 1997, 1996 and 1995.

     Stock Incentive Plan - The Company established a stock incentive plan (the "Plan") which allows for the issuance of a maximum of 800,000 shares of common stock to officers, directors, consultants and other key employees. The Plan allows for the grant of incentive or nonqualified options, stock appreciation rights, restricted shares of common stock or stock units and is administered by the Board of Directors. Incentive options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant.

     The Board of Directors determines the number, type of award and terms and conditions, including any vesting conditions. For fiscal 1997, 1996 and 1995 only incentive and nonqualified options had been granted under the Plan. Employee stock options generally vest 20 percent at the date of grant and 20 percent on each of the next four anniversaries thereafter. The Plan also provides for an annual grant to non-employee directors of 1,000 options which are immediately exercisable on the date of grant. Stock options granted to employees expire no later than ten years from the date of grant and stock options granted to directors expire no later than five years from the date of grant.

      A summary of the stock option activity is as follows:

                                                                            Weighted
                                                                               Avg.
                                                                             Exercise
                                                                            Price Per
                                                Employees      Directors      Share
                                             -------------------------------------------
     Outstanding at January 1, 1995                 --             --            --
         Granted                                 129,000         20,000    $    6.50
                                             -------------------------------------------
     Outstanding at December 31, 1995            129,000         20,000         6.50
         Granted                                 132,200         24,000        10.36
         Exercised                                (5,020)        (1,000)        6.50
         Forfeited                                (7,040)          --           6.50
                                             -------------------------------------------
     Outstanding at December 29, 1996            249,140         43,000         8.68
         Granted                                 270,000         14,000        16.95
         Exercised                               (16,982)          --           8.41
         Forfeited                                (5,280)          --           9.69
                                             -------------------------------------------
     Outstanding at December 28, 1997            496,878         57,000        12.92
                                             ===========================================

     Exercisable at December 28, 1997            147,816         29,000    $   11.46
                                             ===========================================

     The weighted average fair value of options granted was $10.73, $5.91, and $3.82 for grants made during fiscal years 1997, 1996 and 1995, respectively. The following is additional information with respect to the stock options:

                                                      Weighted-
                               Outstanding            Average
                                  as of               Remaining        Weighted-          Exercisable          Weighted-
       Exercise Price         December  28,          Contractual        Average         At December 28,         Average
            Range                 1997                  Life         Exercise Price          1997            Exercise Price
-----------------------------------------------------------------------------------------------------------------------------

       $6.50 - $9.50               199,478                 7.5         $    7.77              85,748           $    7.57
        9.51 - 13.56                74,400                 7.0             11.32              30,400               11.43
       13.57 - 19.38               280,000                 8.9             17.02              60,668               16.96
                              -----------------------------------------------------------------------------------------------
                                   553,878                 8.1         $   12.92             176,816           $   11.46
                              -----------------------------------------------------------------------------------------------


(10) Employee Benefit Plans
     The Company has a 401(k) defined contribution plan. Employee contributions may be invested in several alternatives. Company contributions to the plan, including matching contributions, may be made at the discretion of the Company. The Company's contributions to the plan were approximately
     $60,000,  $48,000  and $30,000  for the fiscal  years  1997,  1996 and 1995 respectively.

     During 1997, the Company established a deferred compensation plan for certain key officers and employees that provides the opportunity to defer a portion of their compensation. Amounts deferred are held in a Rabbi Trust which invests in various mutual funds as directed by the participants. The trust assets are recorded as a long-term other asset on the accompanying consolidated balance sheet because such amounts are subject to the claim of creditors. The Company's deferred compensation liability represents amounts deferred by participants plus any earnings on the trust assets. This amount totaled approximately $126,000 at December 28, 1997.

(11) Related Party Transactions
     In December 1997, the Company purchased certain assets and substantially all of the business of TSI of Utah, Inc. ("TSIU"), a company that provides industrial temporary staffing services and was incorporated by an adult son of certain significant shareholders of the Company, for approximately $1,285,000, of which $600,000 was paid in cash with the remaining $685,000 in a note payable. The excess of the initial purchase price over the estimated fair value of the acquired tangible assets was approximately $1,270,000 of which $1,190,000 has been allocated to goodwill and approximately $80,000 has been allocated to other intangible assets.

     Prior to the acquisition, TSIU had entered into a franchise agreement with the Company to use the TSI name. Under the franchise agreement the Company agreed to fund employee costs and collect customer billings on behalf of TSIU. The Company received a service fee based upon a percentage of TSIU's gross profit. As of the date of acquisition, the Company had receivables of approximately $625,000 due from TSIU that were used to reduce the note payable to TSIU. As of December 29, 1996 the Company had receivables due from TSIU of approximately $462,000 which were secured by outstanding receivables of TSIU of approximately $472,000. During fiscal years 1997, 1996 and 1995, the Company recorded service fee revenues of approximately $133,000, $126,000 and $43,000 respectively, relating to the agreement. The Company believes that the terms of the franchise agreement were at least as favorable as the terms that could have been obtained from an unaffiliated third party in a similar transaction.

     The Company leases its corporate office building from the adult children of certain significant shareholders of the Company under a ten-year lease agreement with an option to renew for ten additional years. Rental expense during fiscal 1997, 1996 and 1995 amounted to approximately $86,000, $77,000 and $65,000 respectively. Future minimum lease payments related to this lease will average approximately $97,000 each fiscal year. The Company believes that the terms of the lease are at least as favorable as the terms that could have been obtained from an unaffiliated third party in a similar transaction.

     As of December 29, 1996 the Company had a note receivable due from an employee and officer of one of its subsidiaries in the amount of approximately $91,100. During 1997 this note, along with all accrued interest, was repaid to the Company. The note was unsecured, accrued interest at ten percent per annum and was due on demand. The note receivable was included in other long-term assets in the accompanying consolidated balance sheet.

     During 1997, the Company entered into an employment agreement with one of its directors to assist and advise the Company with respect to identifying and evaluating potential acquisitions. Prior to her employment, the Company had a consulting agreement with this director to perform the same functions. Compensation under the consulting agreement was $3,500 per month, which includes the $1,000 per board meeting fee otherwise payable. For the fiscal years 1997, 1996 and 1995, consulting expense was $24,500, $42,000 and $21,000 respectively.

(12) Subsequent Events
     Subsequent to year-end 1997, the Company purchased two commercial staffing and one IT consulting company for approximately $6,110,000 and contingent future earnouts. The Company intends to account for each of these acquisitions as a purchase.

(13) Selected Quarterly Financial Data (Unaudited)
     A summary of quarterly financial information for fiscal years 1997 and 1996 is as follows (dollars in thousands except per share date):

                                                        First        Second         Third        Fourth
                                                       Quarter       Quarter       Quarter       Quarter
                                                  -------------------------------------------------------
                                                                                                             1997:

     Service revenues                              $    40,846   $    46,518    $   54,389    $   67,498
     Gross profit                                        8,707        10,210        12,353        15,441
     Net income                                          1,318         1,639         2,115         2,454
     Net income per common share:
       Basic                                              0.15          0.18          0.23          0.21
       Diluted                                            0.15          0.18          0.23          0.21

     1996:
     Service revenues                              $    25,034   $    29,954    $   37,846    $   43,330
     Gross profit                                        5,241         6,104         7,754         8,476
     Net income                                            729           890         1,328         1,082
     Net income per common share:
       Basic                                              0.11          0.13          0.20          0.15
       Diluted                                            0.11          0.13          0.20          0.15

                    Report of Independent Public Accountants


     To SOS Staffing Services, Inc.:

     We have audited the accompanying consolidated balance sheets of SOS Staffing Services, Inc. (a Utah Corporation) and subsidiaries as of December 28, 1997 and December 29, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of three fiscal years in the period ended December 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SOS Staffing Services, Inc. and subsidiaries as of December 28, 1997 and December 29, 1996, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 28, 1997 in conformity with generally accepted accounting principles.


     /s/Arthur Andersen LLP
     ARTHUR ANDERSEN LLP

     Salt Lake City, Utah
     January 30, 1998

Corporate Information
---------------------

Shareholder inquiries should be directed to:
Investor Relations
SOS Staffing Services, Inc.
1415 South Main Street
Salt Lake City, Utah  84115
Telephone:  (801) 484-4400
www.sosstaffing.com
e-mail: webmaster@sosstaffing.com

Transfer Agent and Registrar
----------------------------

Zions First National Bank, N.A.
Stock Transfer Services
1 South Main Street
Salt Lake City, Utah  84101
Telephone:  (801) 524-4812

Independent Accountants
-----------------------

Arthur Andersen LLP
36 South State Street
Suite 1260
Salt Lake City, Utah  84111
Telephone:  (801) 533-0820

Investor Relations
------------------

Jordan Richard Assoc.
350 South 400 East
Suite 206
Salt Lake City, Utah 84111
Telephone: (801) 595-8611

Stock Listing
-------------

SOS Staffing Services, Inc.'s common stock is traded on the Nasdaq National Market tier of The Nasdaq Stock Market under the Symbol: "SOSS". The stock table abbreviation is "SOS Stffg".

Form 10-K
---------

Copies of the Company's annual report to the Securities and Exchange Commission on Form 10-K may be obtained, without charge, by contacting the Investor Relations Department at SOS Staffing Services, Inc.

Common Stock Data
-----------------

As of March 2, 1998, the Company had 66 stockholders of record. Based upon shareholder mailings, the Company believes that there are in excess of 2,000 shareholders of beneficial interest.

The following table sets forth the high and low sales prices of the Company's common stock, beginning June 28, 1995, for the periods indicated:

                         High         Low
1995
Second Quarter
  (beginning June 28)   7 1/8       6 1/2
Third Quarter           8 1/2       9 3/4
Fourth Quarter          9 3/4       7 5/8

1996
First Quarter          13 1/8       8 3/8
Second Quarter         15          10 7/8
Third Quarter          12 7/8       8 3/4
Fourth Quarter         12 7/8       9 1/4

1997
First Quarter          13 3/8      10
Second Quarter         15 3/4      10 7/8
Third Quarter          19 1/2      14 5/8
Fourth Quarter         24          16 1/2

On March 2, 1998, the closing price of the Company's common stock, as reported on the NASDAQ National Market was 20 13/16.

There have been no cash dividends paid. The Company currently intends to retain future earnings for its operations and expansion of its business and does not anticipate paying any cash dividends in the future.

Annual Meeting
--------------

Shareholders and other interested parties are invited to attend the Annual Meeting of Shareholders on Wednesday, May 13, 1998 at 1:30 p.m. (Mountain Daylight Time). The meeting will be held at the DoubleTree Hotel, located at 255 South West Temple (Seminar Theater) in Salt Lake City, Utah.

Directors and Officers
----------------------

JoAnn W. Wagner
Chairman of the Board
Executive Vice President

Howard W. Scott, Jr.
Director
Chief Executive Officer

Peter R. Sollenne
Director
President and Chief Operating Officer

Stanley R. deWaal(1)
Director
President, DeWaal Keeler & Co., P.C.
Salt Lake City, Utah

Samuel C. Freitag(1)
Director
Senior Managing Director
George K. Baum Merchant Banc, L.L.C.
Kansas City, Missouri

R. Thayne Robson(1,2)
Director
Professor of Management and Research &
Professor of Economics, Univ. of Utah
Salt Lake City, Utah

Randolph K. Rolf(2)
Director
Chief Executive Officer, Unitog Company
Kansas City, Missouri

Annette Strauss(2)
Director
Dallas, Texas

Richard J. Tripp
Director
Senior Vice President

Gary B. Crook
Executive Vice President,
Chief Financial Officer & Treasurer

W.B. Collings
Vice President, Controller & Asst. Secretary

John K. Morrison
General Counsel and Secretary

(1) Member, Audit Committee
(2) Member, Compensation Committee