Form 10-K, Exhibit 13
period 1999-01-03
SOS STAFFING SERVICES INC
filed 1999-04-02
CIK 945437

Corporate Profile
-----------------

Founded in 1973, SOS Staffing Services, Inc. offers a broad range of commercial staffing services, as well as information technology (IT) staffing, outsourcing, and consulting. In the three and one-half years since SOS' initial public offering, the company has more than tripled in size and scope. In July 1995, the company had 42 offices in five states; as of year-end 1998, SOS operated 149 offices located throughout the Western United States.

SOS is dedicated to the principles of ISO 9000, an internationally recognized standard for quality products and services. Each SOS office is committed to providing a quality system of support to SOS customers.

Contents
--------

Financial Highlights...........................................................1
Letter to Shareholders.........................................................2
Acquisition Update.............................................................4
SOS Commercial Division........................................................4
Inteliant......................................................................5
Board of Directors and Officers................................................7
Management's Discussion and Analysis
       of Financial Condition and Results of Operations........................9
Consolidated Financial Statements and Notes...................................17
Report of Independent Public Accountants......................................35

Statements contained in this annual Report that are not purely historical are "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. The Company assumes no obligation to update any such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks, uncertainties and other factors that could cause the Company's actual results to differ materially from those anticipated in such statements, including but not li NASDAQ/NMS: SOSS

Financial Highlights

(in thousands, except per share data)

---------------------------------------------------------------------------------------
                                             Fiscal Year (52/53 Weeks) Ended
                                    1998        1997       1996     1995 (1)   1994 (1)
---------------------------------------------------------------------------------------
Statement of Income Data:
 Service revenues                 $330,327   $209,251   $136,163   $ 87,533   $ 63,740
 Gross profit                       77,196     46,711     27,574     18,180     12,418
 Operating income                   16,777     12,350      6,707      4,321      2,372
 Net income(1)                       9,858      7,526      4,030      2,940      2,427
 Earnings per share
   Basic                              0.78       0.78       0.59       0.54       0.44
   Diluted                            0.77       0.77       0.59       0.43       0.35
 Weighted average common shares
   Basic                            12,675      9,654      6,780      4,985      4,500
   Diluted(2)                       12,810      9,780      6,838      6,229      5,731

Balance Sheet Data:
 Working capital                    26,989     42,791     17,012      9,645      5,057
 Total assets                      182,909    118,290     47,293     19,327     11,597
 Total debt                         39,925       --         --        1,450      2,780
 Shareholders' equity              114,606    104,336     36,834     14,668      7,098

     (1) The Company completed its initial public offering (IPO) in July 1995 and in connection therewith terminated its S Corporation election. Net income for fiscal 1995 and 1994 has been adjusted to reflect a pro forma provision for income taxes. In addition, prior to the IPO, the Company compensated Richard D. Reinhold, its former CEO, at levels sufficient to pay income taxes associated with its S Corporation status. For fiscal 1995, the Company entered into an employment contract with Mr. Reinhold that provided for annual compensation of $195,000. Net income for fiscal 1994 has been adjusted to reflect CEO compensation in such amount, resulting in an increase to net income of approximately $787,000.

     (2) Prior to the completion of its IPO, the Company distributed approximately $8.0 million of its accounts receivable to its S Corporation shareholders. The weighted average common shares outstanding for diluted earnings per share for 1995 and 1994 reflects the issuance of 1,230,769 shares at an offering price of $6.50 per share, as if the distribution had occurred at the beginning of 1994

Dear Shareholder,

As we prepare to enter a new millenium, SOS is entering its own new era. Since becoming a public company in 1995, the company has grown internally, as well as through acquisitions, increasing its market presence geographically and its service offerings. Now having achieved a solid base, with an integrated business mix, SOS is prepared to enter a new period of profitable growth driven by the talents we have gathered, the relationships we have built, and lessons learned along the way.

This past year, SOS celebrated its 25th anniversary and moved to make changes to prepare the company to excel in a new, more highly competitive business environment. The company experienced double-digit revenue and income gains during 1998.


Then And Now

Since SOS' initial public offering in 1995, the company has more than tripled in size and scope, now providing services from 149 company-owned branches. While we can certainly be proud of this achievement, SOS has also come to an important crossroads-a point in the company's development necessitating definition of its position in the marketplace, plans for growth, and developing our vision for the company's future.

In the months since my appointment as chief executive on October 29, 1998, management has reassessed all of the company's business segments. As a result, organizational changes were made in some operations. These changes, while having resulted in lower earnings in the short term, have set the stage for the company to move forward to the next level of growth.

As part ofthe new management team, Mike Jones, who joined SOS in 1997 with the company's acquisition of Century Group (Kansas City), has assumed the duties of president of the commercial division and executive vice president of the company. Mike founded the Century Group, a leading Kansas City staffing company and executive search enterprise.

In 1998, SOS consolidated the operations of its 16 information technology acquisitions under the name Inteliant Corporation. The launch of the new subsidiary, along with the integration and development of new office systems, accounted for additional expenses incurred throughout the year, which exerted pressure on 1998 earnings. Our system-wide evaluation identified opportunities for operating efficiencies and improvements, including the relocation of its headquarters to Salt Lake City. This has resulted in certain personnel changes as well as organizational realignment, most of the costs of which were expensed in the fourth quarter. We are confident that Inteliant Corporation will play a vital role in the company's success.

John Schaffer has been recently named president of Inteliant Corporation and has been appointed senior vice president of SOS Staffing Services, Inc. John, previously Inteliant's vice president, systems integration and outsourcing, joined SOS in 1997 with the company's acquistion of JesCo Technical Services, Inc., a company he founded and operated profitably since 1992.

We are enthusiastic in welcoming Mike and John to the SOS management team, and we look forward to working with them as we implement new strategic initiatives in our commercial and information technology divisions to ensure SOS' success in 1999 and in the new millenium.

Financial Performance

Service revenue for the 53 weeks ended January 3, 1999 was $330.3 million compared to $209.3 million for the 52 weeks ended December 28, 1997, an increase of 58 percent. Net income for the most recent fiscal year increased 31 percent to $9.9 million compared to $7.5 million for the 52 weeks ended December 28, 1997. Notwithstanding a 31 percent increase in diluted weighted average shares outstanding, diluted earnings per common share amounted to $0.77 for both periods.

During the fourth quarter ended January 3, 1999, the company incurred organizational realignment costs of $0.8 million, net of the tax effect, or $0.07 per diluted share, resulting from personnel changes and costs associated with realigning and launching the Inteliant identity for the company's information technology business. In addition, diluted earnings per common share in the year included $0.04 arising from income tax credits earned through specific government-sponsored hiring incentives. No credits were earned in the comparable period of the prior year.

A Solid Company . . . A Solid Future

SOS' commitment to employee and customer satisfaction continues to strengthen the company's reputation as a high-quality provider of employment, staffing and consulting solutions to customers and temporary associates alike.

Over the past 26 years, SOS has transformed itself from a small local business to a well-respected, multiregional provider in the staffing industry. Change has been, and continues to be, the major constant in a business built upon flexibility and alertness to today's emerging opportunities, which are likely to become tomorrow's industry trends.

With more than $300 million in revenue and nearly $17 million in operating income, SOS is a solid company with a solid future.

I would like to thank our employees, associates and consultants, whose dedication and hard work are helping us build a company with a bright future for the benefit of all, including our shareholders.

At the dawn of a new era, we face the future with new and better practices, professional and well-trained staff, and proactive leadership, primed for growth and ready to excel in the new environment.

                                                     Sincerely,

                                                 /s/ JoAnn W. Wagner

                                            JoAnn W. Wagner, Chairman, President
                                              and Chief Executive Officer

SOS began 26 years ago as a small, independent company. Since that time, SOS has evolved into a multifaceted service organization.

As the needs of its customers expand to include new geographic regions and employee skill sets, SOS remains alert to opportunities to enhance its position as a full-service staffing company.

Acquisition Update

The company's 1998 acquisition activity resulted in a number of new commercial, IT and specialty staffing organizations.

The business mix of SOS often reflects business trends. The January 1998 purchase of Texas-based Mortgage Staffing, which specializes in providing loan servicing and loan production professionals to the Dallas and Fort Worth area mortgage industry, expanded SOS' regional presence into the growing mortgage servicing industry. This acquisition reflected the increased demand for quality mortgage professionals that resulted from recent legislative changes that allow Texas consumers to borrow on home equity.

Additional acquisitions in 1998 increased SOS' geographic presence throughout the western United States. The acquisitions of Abacab, Aquas and Neosoft formed the base of the company's international recruiting capability and strengthened its growing specialties, such as Internet design and support, Java-based programming, enterprise resource planning (ERP) and e-commerce solutions. While the acquisition of Devon & Devon and Truex added considerable expertise in accounting and high-end aministrative specialty staffing, the company further increased its geographic presence on the West Coast with the addition of TOPS.

Having built a solid base, SOS is focused on internal growth and on building an organization capable of growing aggressively over the long term.

SOS Commercial Staffing Division

In February 1999, Mike Jones, who joined SOS in 1997 with the company's acquisition of Century Group (Kansas City), was named president of SOS commercial staffing division, the company's largest business segment. The commercial division provides staffing solutions to companies by providing temporary clerical, industrial, light industrial, technical and professional services.

Operating under several service-specific names, including SOS, as well as AccountStaff (accounting and finance), Mortgage Staffing. (mortgage services), SkillStaff (construction and manufacturing), and Patient Account Management Services (medical administrative support), the commercial division serves a wide variety of niche markets.

While business activities among the various areas are often complementary and synergistic, each enterprise within the division leverages its own recruiting strengths and marketing expertise to most effectively service its target market.

Inteliant - Information Technology Subsidiary

Rapid evolution of information technologies has created a new area of emphasis for SOS. In the information age, the ability to collect, assimilate and redeploy information often determines a company's success in the marketplace. SOS' information technology division accounted for 23 percent of the company's 1998 revenue.

In 1998 we launched our new integrated information technology brand, "Inteliant." Inteliant is derived from intelligence, the capacity to acquire and apply knowledge, and reliant, having or demonstrating reliance. Inteliant Corporation brings together, under one brand, a strong, integrated organization. SOS expects Inteliant to achieve greater economies of scale with the integration of IT back-office operations. Service offerings include staffing, outsourcing and consulting, which we deliver with integrity, commitment and professionalism.

John E. Schaffer, who joined SOS in 1997 with the company's acquisition of JesCo Technical Services, Inc., a company he founded in 1992, was recently named president of Inteliant Corporation. Previously, he was vice president, systems integration and outsourcing for the division.

With 22 offices specializing in information technology, SOS offers businesses the flexibility to navigate the ever-changing IT environment and to take advantage of efficiencies that would be otherwise unachievable.

A market presence in both the commercial staffing and information technology segments enables SOS to enhance its position as a full-service staffing enterprise. With a synergistic business mix, SOS is focused on internal growth and on building the team and critical mass necessary for organizational success well into the millenium.

Commercial Staffing

Arizona             Colorado (cont.)    Kansas (cont.)     Oregon               Utah (cont.)
Kingman             Frisco              Topeka             Portland             West Jordan
Phoenix-6           Ft Collins          Wyandotte                               West Valley
Prescott            Grand Junction-3                       Texas
Tempe               Greeley             Missouri           Amarillo             Washington
Tucson              Longmont            Independence       Dallas               Bellevue
Yuma                Montrose            Joplin             Fort Worth           Renton
                    Northglenn          Lee's Summit       Lubbock              Spokane
California          Pueblo              Liberty            Dallas
Carlsbad                                North Office       San Antonio          Wyoming
Escondido           Hawaii              Plaza                                   Evanston
Mission Valley-3    Ala Moana                              Utah                 Jackson
Newport Beach                           Montana            American Fork        Rock Springs
Palo Alto           Idaho               Billings           Bountiful
San Francisco-2     Boise                                  Cedar City
San Jose            Burley              Nevada             Layton
Sorento Mesa        Idaho Falls         Carson City        Logan
                    Pocatello           Elko               Murray-2
Colorado            Twin Falls          Las Vegas-4        Ogden-3
Aurora                                  Reno               Orem-2
Carbondale          Kansas              Sparks             Price
Colorado Springs-3  Coffeyville                            Provo
Cortez              Independence        New Mexico         Richfield
Craig               Kansas City         Albuquerque        Salt Lake City-7
Delta               Lawrence            Clovis             Spanish Fork
Denver-7            Neodesha            Farmington         St George
Durango             Olathe              Roswell            Valley Fair
Eagle/Vail          Overland Park-4                        Vernal




Inteliant

California       Kansas                Oregon
Cupertino        Prairie Village       Portland
Orange
Pleasanton       Massachusetts         Texas
San Diego-2      Quincy                Dallas
San Francisco                          Hurst
Sunnyvale-2      New Mexico
Tustin           Albuquerque-2         Utah
Venice                                 Salt Lake City
                 North Dakota
Colorado         Bismark               Washington
Denver                                 Bellevue
                                       Kirkland

Board of Directors & Officers

JoAnn W. Wagner, chairman, president and chief executive officer, has served on the board since 1995. In February 1998, Wagner was named chairman, and in October 1998, she became chief executive officer. JoAnn has 30 years of staffing industry experience and has added tremendous value toward the execution of the company's strategy. Throughout her career, she has served in a variety of executive management roles and on a number of boards of directors. JoAnn was elected the president of the National Assoc

Richard D. Reinhold, chairman emeritus, founded SOS Staffing Services in 1973. For 25 years, Dick served as chairman, retiring in 1998. Prior to his two-and-a-half decades with SOS, Dick held management positions in a number of national temporary staffing service firms, including Greyhound Temporary Services, where he served as vice president. Dick served a term as the president of NATSS and two terms as president of the Utah Association of Temporary Services.

Stanley R. deWaal was elected a director in 1995. Stan is currently the president and a director of DeWaal, Keeler & Co., a Utah-based professional corporation of certified public accountants which Stan co-founded in 1975. He has been a licensed certified public accountant since 1967 and currently serves on the board of directors for Hansen Planetarium, a not-for-profit organization in Salt Lake City.

Samuel C. Freitag, a director since 1997, is currently the senior managing director for George K. Baum Merchant Banc, L.L.C. Sam has served George K. Baum & Co. in various roles, including as vice chairman, director of investment banking, vice president of corporate finance and a member of the company's management committee, where he was responsible for overseeing all investment activities.

Michael A. Jones, director, executive vice president and president of the company's commercial division, joined SOS in 1997 with the acquisition of Century Group (Kansas City), which he founded. A seasoned staffing services professional, whose career spans over 20 years in the industry, Jones has extensive experience in human resource management, outsourcing and recruitment.

R. Thayne Robson, a director since 1995, enjoys more than 20 years' tenure as a professor in the economics department and management and research department of the University of Utah. In addition to serving on the board of a number of Utah-based companies. Thayne is currently the director of the Utah Bureau of Economic and Business Research. He is actively involved with numerous civic and community endeavors, including as a member of the Utah Governor's Economic Coordinating Committee and the executive

Randolph K. Rolf has been a director since 1995. Randy is former chairman, president and chief executive officer of Unitog Company (Kansas City), a publicly traded company, which was recently acquired by Cintas Corporation (Cincinnati, Ohio), also a public company. Randy served as Unitog's chairman from 1991 until the March 1999 acquisition.

Richard J. Tripp has been with SOS since 1973. Richard is a director, as well as senior vice president. In addition to his roles as a director and executive officer, he has honed his knowledge of the staffing industry by serving in positions company-wide, including as an office and area manager. Richard's background includes serving two terms as president of the Utah Association of Temporary Services, a position he held from 1987 to 1989.

W. B. Collings, vice president, treasurer and assistant secretary, joined SOS in 1993 as controller. Prior to joining the company, he had his own independent accounting practice. From 1978 to 1991, Collings was chief financial officer of Information Now, Inc., a Utah corporation engaged in developing, installing and supporting computer software.

Gary B. Crook, executive vice president, and chief financial officer, joined SOS Staffing Services in 1995. Gary's career spans more than two decades, during which he has served in a number of managerial and advisory roles. Such roles have included tenure as vice president and controller of Food-4-Less Supermarkets, Inc.; vice president - administration and controller of American Stores' subsidiary Alpha Beta Company; and consultant and acting CFO to Al Azizia - Panda United, Inc., a Saudi Arabian-based grocery retailing and distribution company.

Dennis N. Emery, vice president and controller, who was previously controller of Mountaineer Gas Company in Charleston, West Virginia, joined the company in 1998. Prior to his association with Mountaineer Gas, Emery was controller of Arthur Andersen & Co.'s Washington, D.C. office.

John K. Morrison, who was appointed vice president in March 1999, has been general counsel and secretary of the company since 1995. Prior to joining SOS, Morrison was employed as an attorney with the Anti-Discrimination Division of the Utah Industrial Commission.
From 1991 to 1993, he was engaged in the private practice of law in Salt Lake City, Utah.

John E. Schaffer, senior vice president and president of Inteliant Corporation, the company's information technology subsidiary, has over ten years' experience in information technology management and consulting. He joined SOS in 1997, with the company's acquisition of JesCo Technical Services, Inc. Prior to his appointment as its president, Schaffer was Inteliant's vice president, systems integration and outsourcing.


                                  In Memoriam

Annette Strauss joined the SOS board of directors during 1997. Former Mayor of Dallas, Texas, Annette served as a director, officer or trustee with a number of business, governmental, educational and philanthropic organizations. SOS is fortunate to have had the benefit of Annette's counsel, and her presence on the board will be missed. We extend our heartfelt sympathy to Annette's family and friends.

                      Management's Discussion and Analysis
               of Finanicial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of SOS Staffing Services, Inc. (the "Company") and notes thereto appearing elsewhere in this report. The Company's fiscal year consists of a 52 or 53-week period ending on the Sunday closest to December 31.

General: The Company provides a full range of staffing and information technology ( "IT") services through a network of offices located in 17 states. Generally, the Company has entered key metropolitan areas by initially acquiring or opening a central or "hub" office, and subsequently developing additional offices in smaller surrounding markets. As offices reach certain thresholds, the Company often divides them into one or more additional offices resulting in greater efficiency, profitability and market penetration.

Since the completion of the Company's initial public offering (the "IPO"), the Company has acquired 46 staffing and consulting companies, representing 73 offices. The Company's network of offices has increased from 42, at the time of the IPO, to 149, as of January 3, 1999. The purchase prices of acquisitions have ranged from approximately $15,000 to $15,000,000, plus contingent earnouts; while capital costs of new office openings, excluding working capital requirements, have typically ranged from $10,000 to $50,000. To date, most of the Company's internally developed offices have achieved profitability within six to 12 months, while offices resulting from the division of existing larger offices are usually profitable from inception.

Contingent earnout agreements are often negotiated as a component of the purchase price of acquisitions. An earnout arrangement may be necessary when the Company believes future consideration may more accurately reflect the appropriate value for the acquired business and enhance the likelihood of successfully integrating the acquired company into SOS, or to align the interests of the Company and the sellers.

Business Segments: The Company's operations are grouped into two identifiable operating segments: commercial staffing and information technology. The commercial staffing segment provides staffing to companies by furnishing temporary clerical, industrial, light-industrial, engineering, and professional services. The IT segment provides solutions for staffing, outsourcing, and consulting in IT-related fields.

Results of Operations: The following table sets forth, for the periods indicated, the percentage relationship to service revenues of selected income statement items for the Company on a consolidated basis and by operating segment:

Consolidated                                     Fiscal Year (52/53 Weeks) Ended
                                                 -------------------------------
                                                       1998     1997     1996
                                                 -------------------------------
Service revenues                                      100.0%   100.0%   100.0%
Direct cost of services                                76.6     77.7     79.7
                                                 -------------------------------
Gross profit                                           23.4     22.3     20.3
                                                 -------------------------------
Operating expenses:
       Selling, general and administrative expenses    16.7     15.7     15.1
       Organization realignment                         0.4   --       --
       Intangibles amortization                         1.2      0.7      0.3
                                                 -------------------------------
             Total operating expenses                  18.3     16.4     15.4
                                                 -------------------------------

Operating income                                        5.1%     5.9%     4.9%
                                                 -------------------------------

Commercial Staffing Segment                      Fiscal Year (52/53 Weeks) Ended
                                                 -------------------------------
                                                     1998     1997     1996
                                                 -------------------------------
Service revenues                                    100.0%   100.0%   100.0%
Direct cost of services                              78.9     79.3     79.8
                                                 -------------------------------
Gross profit                                         21.1     20.7     20.2
Operating expenses:
     Selling, general and administrative expenses    15.6     13.9     13.6
     Organization realignment                         0.0   --       --
     Intangibles amortization                         0.7      0.4      0.2
                                                 -------------------------------
        Total operating expenses                     16.3     14.3     13.8
                                                 -------------------------------
Operating income                                        4.8%     6.4%     6.4%
                                                 -------------------------------

IT Segment

Service revenues                                      100.0%   100.0%
Direct cost of services                                69.1     68.5
                                                 -------------------------------
Gross profit                                           30.9     31.5
                                                 -------------------------------
Operating expenses:
     Selling, general and administrative expenses      16.9     18.9
     Organization realignment                           1.0   --
     Intangibles amortization                           2.7      2.5
                                                 -------------------------------
        Total operating expenses                       20.6     21.4
                                                 -------------------------------
Operating income                                       10.3%    10.1%
                                                 -------------------------------
Fiscal 1998 Compared to Fiscal 1997

Consolidated

The commercial staffing segment contributed approximately 76.6% of total service revenues for fiscal 1998, compared to 84.9% of total service revenues for fiscal 1997. The IT segment contributed 23.4% of total service revenues in fiscal 1998 compared to 15.1% in fiscal 1997. This reflects management's emphasis on acquisitions of IT related enterprises.

Service Revenues: Service revenues for fiscal 1998 were $330.3 million, an increase of $121.0 million, or 57.8%, compared to sales of $209.3 million in fiscal 1997. Of the $121.0 million increase, approximately $99.2 million was attributable to newly acquired businesses, $18.6 million was from internal growth (including new offices offset by office closures), and an additional $3.2 million was realized due to fiscal 1998 containing 53 weeks compared to 52 weeks for fiscal 1997.

Gross Profit: Gross profit for fiscal 1998 was $77.2 million compared to $46.7 million for fiscal 1997, an increase of $30.5 million or 65.3%. Gross profit margin for fiscal 1998 was 23.4% compared to 22.3% in fiscal 1997, reflecting the increased mix of higher-margin IT business.

Operating Expenses: Total operating expenses, as a percentage of revenues, increased from 16.4% in fiscal 1997 to 18.3% for fiscal 1998. The increase was due to organization realignment costs of approximately $1.4 million, an increase in intangibles amortization, and acquisitions of companies that operate in regions with higher staffing and facility costs.

Of the $1.4 million in organization realignment costs, $0.5 million was incurred in establishing and launching the Company's Inteliant tradename, and another $0.3 million was incurred by streamlining management in the IT segment. In the commercial staffing segment, $0.1 million was incurred in realignment costs, and $0.5 million was incurred as a result of corporate management changes.

Operating Income: Operating income increased approximately $4.4 million, or 35.5%, from $12.4 million in fiscal 1997 to $16.8 million in fiscal 1998. Operating margin, as a percentage of revenues, was 5.1% in fiscal 1998, compared to 5.9% in fiscal 1997. The decrease in operating margin was due primarily to the increase in operating expenses.

Income Taxes: The Company's effective combined federal and state income tax rate was 37.0% in fiscal 1998 compared to 40.4% in fiscal 1997. The decrease in the combined tax rate was due to income tax credits earned through specific government-sponsored hiring incentives. These programs are expected to continue to decrease the Company's future effective tax rate to the extent these programs or similar programs remain in effect. The reduction offered by tax credits was partially offset by an increase in non-deductible amortization relating to certain acquisitions and increased operations in states which assess higher state income tax rates.

Commercial Staffing Segment

Service Revenues: Substantially all of the Company's service revenues are based on the time worked by its temporary staffing employees on customer assignments and from permanent placement of personnel with customers. Service revenues are recognized as income at the time service is provided. Service revenues for the commercial staffing segment increased by $75.3 million, or 42.4%, to $252.9 million for fiscal 1998, compared to $177.6 million for fiscal 1997. Of the $75.3 million increase, approximately $3.0 million was attributable to the additional week in the fiscal year; $1.4 million was contributed by new offices; $58.2 million was attributable to offices acquired during fiscal 1997 and 1998; and $12.7 million was attributable to increased revenues from comparable offices.

Gross Profit: The Company defines gross profit as service revenues less the cost of providing services, which includes wages, employer payroll taxes (FICA, unemployment and other general payroll costs) and workers' compensation costs related to temporary staffing employees. Gross profit margin for fiscal 1998 was 21.1% compared to 20.7% in fiscal 1997, reflecting an increase in higher-margin specialty business contributed by some of the acquisitions.

Operating Expenses: Operating expenses include, among other things, compensation of staff, rent, recruitment and retention of temporary staffing employees, costs associated with opening new offices, depreciation, amortization and advertising.

Operating expenses, excluding organization realignment costs and intangibles amortization, as a percentage of service revenues for fiscal 1998 were 15.6%, compared to 13.9% for fiscal 1997. The increase was attributable to acquisitions of companies with higher operating cost structures.

Intangibles amortization increased from $0.7 million to $1.8 million, or 157.1%, from fiscal 1997 to 1998. Intangibles amortization as a percentage of service revenues was 0.4% and 0.7% for fiscal 1997 and 1998, respectively. The increase was due to increased acquisitions and earnouts for fiscal 1997 and 1998.

During fiscal 1998, in an effort to streamline the reporting process from the different regions, a level of management was eliminated. Costs of approximately $0.1 million were incurred in this organization realignment. Management believes that the new organization will allow the segment to respond to issues and events with greater efficiency.

Operating expenses in total as a percentage of service revenues were 16.3% and 14.3% for fiscal 1998 and 1997, respectively.

Operating Income: Operating income for fiscal 1998 was $12.2 million, an increase of $0.8 million, or 7.0%, from $11.4 million in fiscal 1997. Operating margin for fiscal 1998 was 4.8%, compared to 6.4% in fiscal 1997. The decrease in operating margin was due largely to an increase in selling, general and administrative expenses and intangibles amortization.

IT  Segment

Service Revenues: IT segment revenues are generally based on services provided on customer assignments by temporary staffing and consulting employees or when staff is placed on a permanent basis with the customer. Service revenues increased $45.7 million, or 144.2% from $31.7 million in fiscal 1997 to $77.4 million in fiscal 1998. The change was primarily attributable to acquisitions that accounted for approximately $41.0 million. Internal growth (the development of new offices and contributions from comparable offices) accounted for approximately $4.5 million; and an additional $0.2 million was recognized as a result of the fiscal year containing 53 weeks compared to 52 weeks in the prior fiscal year. The increase in service revenues for internal growth is consistent with increases in billable hours.

Gross Profit: The Company defines gross profit as service revenues less the cost of providing services. Such costs include wages, employer payroll taxes (FICA, unemployment and other general payroll costs), and workers' compensation costs related to temporary staffing and consulting employees; costs related to outside consultants and independent contractors utilized by the Company; and other direct costs associated with any consulting engagement. Gross profit for fiscal 1998 was $23.9 million, an increase of $13.9 million, or 139%, compared to $10.0 million in fiscal 1997. Gross profit margin for fiscal 1998 was 30.9%, compared to 31.5% in fiscal 1997.

Operating Expenses: Operating expenses, excluding intangibles amortization and organization realignment, as a percentage of service revenues for fiscal 1998 and 1997 were 16.9% and 18.9%, respectively.

Intangibles amortization increased from $0.8 million to $2.1 million for fiscal 1998. Intangibles amortization as a percentage of revenues was 2.5% and 2.7% for fiscal 1997 and 1998, respectively. The increase was due to increased acquisitions and earnouts for fiscal 1998.

Organization realignment costs of $0.8 million, or 1.0% of revenues, resulted from personnel changes and costs associated with realigning and launching the Inteliant identity for the IT segment.

Total operating expenses as a percentage of revenues were 20.6% and 21.4% for fiscal 1998 and 1997, respectively.

Operating Income: Operating income for fiscal 1998 was $7.9 million, an increase of $4.7 million, or 146.9%, from $3.2 million in fiscal 1997. Operating margin for fiscal 1998 was 10.3%, compared to 10.1% in 1997.

Fiscal 1997 Compared to Fiscal 1996
Consolidated

Service Revenues: Service revenues for fiscal 1997 were $209.3 million, an increase of $73.1 million, or 54%, from $136.2 million in fiscal 1996. Of the $73.1 million increase, $45.7 million was attributable to acquisitions, $19.0 million was attributable to comparable offices and $8.4 million was attributable to new offices.

Gross Profit: Gross profit for fiscal 1997 was $46.7 million, an increase of $19.1 million, or 69%, compared to $27.6 million in 1996. Gross profit margin for fiscal 1997 was 22.3%, compared to 20.3% in fiscal 1996, reflecting the increased mix of higher-margin IT business.

Operating Expenses: Operating expenses amounted to $34.4 million, or 16.4% of service revenues, in fiscal 1997, compared to $20.9 million, or 15.4% of service revenues, in fiscal 1996. The increase in operating expenses, as a percentage of service revenues, was a result of an increase in amortization of intangible assets due to acquisitions by the Company and the higher mix of IT business where selling, general and administrative expenses are higher.

Operating Income: Operating income for fiscal 1997 was $12.4 million, an increase of $5.7 million, or 85%, from $6.7 million in fiscal 1996. Operating margin for fiscal 1997 and 1996 was 5.9% and 4.9%, respectively.

Income Taxes: The effective combined federal and state income tax rates for fiscal 1997 and 1996 were 40.4% and 38.1%, respectively. The increase was due primarily to an increased level of operations in states with higher marginal income tax rates.

Commercial Staffing Segment

Service Revenues: Service revenues increased by $44.9 million, or 33.8%, to $177.6 million for fiscal 1997, compared to $132.7 million for fiscal 1996. Of the $44.9 million increase, new offices contributed approximately $8.2 million; $18.0 million was attributable to offices acquired during 1997 and 1996; and $18.7 million was attributable to increased revenues from comparable offices. The increase in service revenues from comparable offices was also generally consistent with increases in hours billed, customers served and temporary staffing employees utilized.

Gross Profit: Gross profit for fiscal 1997 was $36.7 million, an increase of $9.9 million, or 36.9%, compared to $26.8 million in fiscal 1996. Gross profit margin for fiscal 1997 was 20.7% compared to 20.2% in fiscal 1996, reflecting an increased mix of higher-margin business.

Operating Expenses: Operating expenses, excluding intangibles amortization, as a percentage of service revenues for the fiscal 1997 and 1996 were 13.9% and 13.6%, respectively. The increase was due primarily to an increase in staffing costs, related to increased payroll, and an increase in facility expense attributable to acquisitions.

Intangibles amortization increased from $0.3 million to $0.7 million, or 133.3%, from fiscal 1996 to 1997. Intangibles amortization as a percentage of revenues was 0.2% and 0.4% for fiscal 1996 and 1997, respectively. The increase was due to increased acquisitions during fiscal 1997.

Total operating costs, as a percentage of service revenues for fiscal 1997 and 1996, were 14.3% and 13.8%, respectively. Expenses have generally increased as service revenues and the number of offices has increased.

Operating Income: Operating income for fiscal 1997 was $11.4 million, an increase of $2.9 million, or 34.1%, from $8.5 million in fiscal 1996. Operating margin for fiscal 1997 was 6.4%, compared to 6.4% in fiscal 1996.

IT Segment

Operations of the IT segment for fiscal 1996 were immaterial to the operations of the Company, with service revenues of $3.4 million, or 2.5% of total revenues. Changes for fiscal 1997 are a result of acquisitions by the Company to strengthen its market share in this growing segment.

Liquidity and Capital Resources

For fiscal 1998 net cash provided by operating activities was $9.9 million, compared to net cash used in operating activities of $0.9 million for fiscal 1997. The increase in operating activities cash flow was primarily a result of higher net income, and increased depreciation and amortization.

The Company's investing activities during fiscal 1998 used $4.4 million to purchase property and equipment, $41.1 million to purchase assets of acquired businesses and $18.9 million to pay earnouts on acquisitions. See the Notes to the Company's Consolidated Financial Statements for a summary description of the material terms of the acquisitions completed during fiscal 1998.

The Company's primary sources of capital from financing activities were from a private placement of $35 million of senior unsecured debt, consisting of two pieces. The first piece is a series of senior unsecured notes in the aggregate amount of $30 million with a final ten-year maturity and an average maturity of seven years at a 6.95% coupon rate. The second piece is a series of senior unsecured notes in the aggregate amount of $5 million with a coupon rate of 6.72% due in a single payment in 2003. The Company used the proceeds from the private debt placement to pay off the borrowings under the Company's revolving credit facility.

The Company also has an unsecured revolving credit facility with certain banks that provides for maximum borrowings of $40 million. The agreement, which provides for both short-term and long-term borrowings, expires in July 2001. Short-term borrowings bear interest at a bank's prime rate (7.75% at January 3, 1999) and long-term borrowings bear interest at LIBOR plus 1.25% (6.9% at January 3, 1999). As of January 3, 1999, $30.2 million was available for borrowings or additional letters of credit.

Management believes that the present credit facilities, together with cash reserves and cash flow from operations, will be sufficient to fund the Company's operations and capital expenditure requirements for at least the next 12 months. However, if the Company were to expand its operations significantly, especially through acquisitions, additional capital may be required. There can be no assurance that the Company will be able to obtain additional capital at acceptable rates.

Seasonality

The Company's business follows the seasonal trends of its customers' business. Historically, the Company has experienced lower revenues in the first quarter due to seasonal trends of its customers.

Impact of Inflation

The Company believes that over the past three years inflation has not had a significant impact on the Company's results of operations.

Year - 2000 Compliance

Management believes that it is adequately addressing the year 2000 ("Y2K") problem. In short, the Y2K problem is a result of information technology equipment and systems being designed to recognize the year portion of a date as two rather than four digits, which means that years coded "00" are recognized by many systems as the year 1900, not the year 2000. As a result, certain hardware and software products may not properly function or may fail beginning in year 2000.

As part of the Company's internal quality system based on the principles of ISO 9002, the Company has formed an internal task force to identify, address, and remedy Y2K issues. The Company's information system for its primary commercial staffing operations has been tested and is believed to be Y2K compliant. Additionally, the Company is currently implementing new financial system software that has been warranted by the developer to be Y2K compliant. The Company is also in the process of assessing and testing the information systems of Inteliant and other independent systems within the Company. The Company anticipates assessment and testing will be completed by mid-1999.

The Company has identified suppliers of critical services and products and has sent questionnaires to each such supplier concerning Y2K compliance. The Company will continue to monitor the compliance of each such supplier through 1999 and beyond. New vendors are also required to provide information concerning Y2K compliance. The Company is following a similar process for Inteliant and other
independent   operations   within  the  Company.

The Company has also sent questionnaires to each of its major customers regarding the status of Y2K compliance. The Company will continue to monitor the compliance of each such customer through 1999 and beyond. The Company has amended its credit application required for each new customer requesting disclosure of Y2K compliance. The Company is following a similar process for Inteliant and other independent operations within the Company.

The Company is currently developing an assessment program for each of its branch offices to assess imbedded chip technology for Y2K compliance. Many products or systems contain imbedded computer chips that may or may not be Y2K compliant. Examples of such items include elevators, alarm systems, HVAC units and thermostats, and telephone and voicemail systems. The Company believes that its assessment of imbedded chip technology will be complete by mid-1999.

Based on current information, the Company does not believe that its internal systems will fail because of the Y2K problem or cause an interruption in the delivery of services to its customers. In the event such systems fail, the Company believes that it has adequate manual systems that would allow for continued delivery of services to customers. Management does not foresee significant liability to third parties if the Company's systems are not Y2K compliant. However, the Company faces two major risks related to Y2K that could have a material adverse affect on the business of the Company. The first major Y2K risk is service disruption from third-party suppliers of critical services, such as telephone, electrical and banking services. As part of its critical suppliers' assessment, the Company is monitoring and seeking assurance of Y2K compliance from such suppliers. The second major risk is that the operations of the customers of the Company will be disrupted by the Y2K problem (either internally or because of third-party service providers) which could result in a decrease in or the cessation of the need for the Company's services.

The Company has not yet approved a formal contingency plan for Y2K issues. The Company expects to have a formal contingency plan in place during fiscal 1999.

The Company estimates that approximately $150,000 will be incurred in verifying its Y2K compliance. The majority of costs will be directed to independent sources for testing of the procedures the Company has implemented. The costs related to the Company's Y2K compliance program have not had, and are not expected to have, a material impact on the Company's financial condition, the results of operations or cash flows.

                  Consolidated Financial Statements and Notes

                          SOS STAFFING SERVICES, INC.
                          CONSOLIDATED BALANCE SHEETS
                  As of January 3, 1999 and December 28, 1997

                                     ASSETS
                                    (000's)
                                                             January 3,   December 28,
                                                                1999          1997
CURRENT ASSETS                                              --------------------------
       Cash and cash equivalents                             $   5,315    $  20,463
       Accounts receivable, less allowances of
              $762 and $678, respectively                       44,627       32,982
       Current portion of workers' compensation deposit            462          476
       Prepaid expenses and other                                1,054          730
       Deferred income tax asset                                 1,849        1,239
       Income tax receivable                                       571         --
                                                            --------------------------
               Total current assets                             53,878       55,890
                                                            --------------------------
PROPERTY AND EQUIPMENT, at cost
       Computer equipment                                        5,977        2,852
       Office equipment                                          2,917        2,241
       Leasehold improvements and other                          1,553        1,286
                                                            --------------------------
                                                                10,447        6,379
       Less accumulated depreciation and amortization           (3,103)      (2,353)
                                                            --------------------------
                Total property and equipment, net                7,344        4,026
                                                            --------------------------
OTHER ASSETS
       Workers' compensation deposit, less current portion         106          106
       Intangible assets, less accumulated amortization
               of $5,872 and $1,941, respectively              119,709       57,456
       Deposits and other assets                                 1,872          812
                                                            --------------------------
               Total other assets                              121,687       58,374
                                                            --------------------------
               Total assets                                  $ 182,909    $ 118,290
                                                            --------------------------

  The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets

                          SOS STAFFING SERVICES, INC.
                          CONSOLIDATED BALANCE SHEETS
                  As of January 3, 1999 and December 28, 1997


                      LIABILITIES AND SHAREHOLDERS' EQUITY
                                    (000's)
                                                             January 3,  December 28,
                                                                1999        1997
                                                            -------------------------
CURRENT LIABILITIES
      Accounts payable                                        $  3,350   $    971
      Accrued payroll costs                                      6,805      3,567
      Current portion
             of workers' compensation reserve                    2,358      2,538
      Accrued liabilities                                        2,163        663
      Currrent portion of notes payable                            313       --
      Income taxes payable                                        --          947
      Accrued acquisition costs and earnouts                    11,900      4,413
                                                            -------------------------
                Total current liabilities                       26,889     13,099
                                                            -------------------------
LONG-TERM LIABILITIES
      Notes payable, less current portion                       39,612       --
      Workers' compensation reserve,
             less current portion                                  478        535
      Deferred income tax liability                                927        194
      Deferred compensation liabilities                            397        126
                                                            -------------------------
                Total long-term liabilities                     41,414        855
                                                            -------------------------
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)
SHAREHOLDERS' EQUITY
     Common stock $0.01 par value 20,000 shares
             authorized; 12,689 and 12,653 shares
             issued and outstanding, respectively                  127        127
      Additional paid-in capital                                91,564     91,152
      Retained earnings                                         22,915     13,057
                                                            -------------------------
                Total shareholders' equity                     114,606    104,336
                                                            -------------------------

                Total liabilities and shareholders' equity    $182,909   $118,290
                                                            -------------------------


  The accompanying notes to consolidated financial statements are an integral part of these consolidated balance sheets

                          SOS STAFFING SERVICES, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                  For the Fiscal Years Ended January 3, 1999,
                    December 28, 1997 and December 29, 1996

                         (000's, except per share data)
                                                               Fiscal Year (53/52 Weeks)
                                                    --------------------------------------------
                                                       1998                1997            1996
                                                    --------------------------------------------
SERVICE REVENUES                                    $ 330,327           $ 209,251      $ 136,163
DIRECT COST OF SERVICES                               253,131             162,540        108,589
                                                    --------------------------------------------
            Gross Profit                               77,196              46,711         27,574
                                                    --------------------------------------------

OPERATING EXPENSES:
            Selling, general and administrative        55,078              32,868         20,397
            Organization realignment                    1,395                --             --
            Intangibles amortization                    3,946               1,493            470
                                                    --------------------------------------------
                      Total operating expenses         60,419              34,361         20,867
                                                    --------------------------------------------

INCOME FROM OPERATIONS                                 16,777              12,350          6,707
                                                    --------------------------------------------

OTHER INCOME (EXPENSE):
            Interest expense                           (1,660)               (301)
            Interest income                               229                 498             91
            Other, net                                    299                 145             14
                                                    --------------------------------------------
                      Total, net                       (1,132)                275           (196)
                                                    --------------------------------------------

INCOME BEFORE PROVISION
      FOR INCOME TAXES                                 15,645              12,625          6,511

PROVISION FOR INCOME TAXES                             (5,787)             (5,099)        (2,481)
                                                    --------------------------------------------

NET INCOME                                          $   9,858           $   7,526      $   4,030
                                                    --------------------------------------------

NET INCOME PER COMMON SHARE:
            Basic                                   $    0.78           $    0.78      $    0.59
            Diluted                                      0.77                0.77           0.59

WEIGHTED AVERAGE COMMON SHARES:
            Basic                                      12,675               9,654          6,780
            Diluted                                    12,810               9,780          6,838


  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements

                          SOS STAFFING SERVICES, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                    (000's)

                                                                 Additional
                                            Common Stock          Paid-in      Retained
                                          Shares     Amount       Capital      Earnings      Total
                                         ----------------------------------------------------------
BALANCE, December 31, 1995                6,700     $     67     $ 13,099     $  1,501     $ 14,667
      Exercise of stock options               6         --             39         --             39
      Sale of common stock, net           2,000           20       18,078         --         18,098
      Net income                           --           --           --          4,030        4,030
                                         ----------------------------------------------------------
BALANCE, December 29, 1996                8,706           87       31,216        5,531       36,834
         Exercise of stock options           17            1          143         --            144
      Sale of common stock, net           3,930           39       59,793         --         59,832
      Net income                           --           --           --          7,526        7,526
                                         ----------------------------------------------------------
BALANCE, December 28, 1997               12,653          127       91,152       13,057      104,336
      Exercise of stock options              36         --            412         --            412
      Net income                           --           --           --          9,858        9,858
                                         ----------------------------------------------------------
BALANCE, January 3, 1999                 12,689     $    127     $ 91,564     $ 22,915     $114,606
                                         ----------------------------------------------------------


  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements

                          SOS STAFFING SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the Fiscal Years Ended January 3, 1999,
                    December 28, 1997 and December 29, 1996
                Increase (Decrease) in Cash and Cash Equivalents

                                    (000's)
                                                               Fiscal Year (53/52 Weeks)
                                                         ------------------------------------
                                                            1998          1997          1996
                                                         ------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                               $  9,858      $  7,526      $  4,030
Adjustments to reconcile net income
     to net cash provided by operating activities:
       Depreciation and amortization                        5,360         2,157           855
       Deferred income taxes                                  123          (596)         (825)
       Loss on disposition of assets                           50            27            63
       Changes in operating assets and liabilities:
           Accounts receivable, net                        (8,864)      (12,449)       (8,786)
           Workers' compensation deposit                       14           135            (6)
           Prepaid expenses and other                        (228)         (289)         (128)
           Amounts due from related parties                  --             (18)           55
           Deposits and other assets                         (789)         (312)          (85)
           Accounts payable                                 2,378           371           391
           Accrued payroll costs                            3,239         1,456           529
           Workers' compensation reserve                     (238)        1,196           957
           Accrued liabilities                                484          (625)          219
           Income taxes payable/receivable                 (1,518)          480           302
                                                         ------------------------------------
               Net cash provided by (used in)
                   operating activities                     9,869          (941)       (2,429)
                                                         ------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions of businesses                  (41,080)      (38,575)      (10,162)
Purchases of property and equipment                        (4,431)       (1,830)         (684)
Principal payment of note related to acquisition             --            --          (1,450)
Payments on acquisition earnouts                          (18,903)       (3,955)         (239)
Proceeds from sale of property and equipment                   60             3          --
                                                         ------------------------------------
               Net cash used in investing activities      (64,354)      (44,357)      (12,535)
                                                         ------------------------------------


  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements

                          SOS STAFFING SERVICES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the Fiscal Years Ended January 3, 1999,
                    December 28, 1997 and December 29, 1996
                Increase (Decrease) in Cash and Cash Equivalents

                                    (000's)
                                                            Fiscal Year (53/52 Weeks)
                                                     --------------------------------------
                                                       1998           1997           1996
                                                     --------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock, net          $   --          59,832       $ 18,098
Proceeds from exercise of employee stock options          412           144             40
Proceeds from  long-term borrowings                    62,000        13,000         11,000
Payment on long-term borrowings                       (23,075)      (13,000)       (11,106)
                                                     --------------------------------------
  Net cash provided by financing activities            39,337        59,976         18,032
                                                     --------------------------------------

NET INCREASE (DECREASE) IN CASH
   AND CASH EQUIVALENTS                               (15,148)       14,678          3,068

CASH AND CASH EQUIVALENTS AT
   BEGINNING OF PERIOD                                 20,463         5,785          2,717
                                                     --------------------------------------

CASH AND CASH EQUIVALENTS AT
   END OF PERIOD                                     $  5,315      $ 20,463       $  5,785
                                                     --------------------------------------

SUPPLEMENTAL  CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest                                         $  1,223      $    226       $    280
    Income taxes                                        7,322         5,169          2,902



SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

The  following   table  sets  forth   information   relating  to  the  Company's
acquisitions of certain businesses (see Note 3):

Fair value of assets acquired                           $45,247     $40,443     $14,980
Liabilities assumed                                       1,016         880         139
Notes payable issued in connection with acquisition       2,935         798        --
Accrued acquisition costs and earnouts                   11,900       3,413       4,679

During fiscal year 1997, amounts receivable from TSI, totaling approximately $0.6 million, were offset against the acquisition note payable (see Note 11).


  The accompanying notes to consolidated financial statements are an integral part of these consolidated statements

                          SOS STAFFING SERVICES, INC.
                   Notes to Consolidated Financial Statements

(1)  Nature of Operations

SOS Staffing Services, Inc. and subsidiaries (collectively the "Company") is a provider of temporary staffing and consulting services through offices located in 17 states of the U.S. The Company provides a broad range of commercial staffing and information technology ("IT") services. Commercial staffing services include light industrial, clerical, industrial, technical and other professional services. IT services consist of staffing, consulting and outsourcing services such as system design, programming, network and systems management and business consulting.

(2)  Summary of  Significant  Accounting Policies

Fiscal Year - The Company's fiscal year ends on the Sunday closest to December 31, which results in a 52- or 53-week year. Fiscal year ended January 3, 1999 ("fiscal 1998") contained 53 weeks. The fiscal years ended December 28, 1997 ( "fiscal 1997") and December 29, 1996 ("fiscal 1996") each contained 52 weeks.

Principles of Consolidation - The consolidated financial statements include the accounts of SOS Staffing Services, Inc. and its wholly owned subsidiaries, Computer Professional Resources, Inc., Devon & Devon Personnel Services, Inc., ServCom Staff Management, Inc., SOS Collection Services, Inc. (d.b.a. National Collex ), and Inteliant Corporation. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Revenue Recognition - Revenues are recognized at the time services are provided.

Cash and Cash Equivalents - The Company considers highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. Cash and cash equivalents consist of various money market accounts and are recorded at cost, which approximates market value.

Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the terms of the respective leases or the estimated economic lives of the assets whichever is shorter. The depreciation and amortization periods are as follows: computer equipment, 2 - 5 years; office equipment, 3 - 7 years; leasehold improvements and other, 5 - 17 years. Upon retirement or other disposition of property and equipment, the cost and related accumulated depreciation and amortization are removed from the accounts. The resulting gain or loss is reflected in income. Major renewals and improvements are capitalized while minor expenditures for maintenance and repairs are charged to expense as incurred.

Workers' Compensation - For fiscal 1998 and 1997, the Company maintained workers' compensation insurance with CIGNA Property and Casualty ("CIGNA") for claims in excess of a loss cap of $250,000 and $200,000 per incident, respectively, except with respect to certain divisions which are covered by state insurance funds in states where private insurance is not permitted. Under the terms of the CIGNA agreement, the Company is required to fund into a deposit account an amount for payment of claims. The fund is replenished monthly based on actual payments made by CIGNA during the previous month.

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

Intangible Assets - Intangible assets consist of the following amounts as of fiscal 1998 and 1997 (in 000's):

                                     1998           1997
                                  ------------------------
Goodwill                          $ 121,529      $  56,551
Non-compete agreements                2,996          2,013
Employee and customer lists           1,056            833
                                  ------------------------
Total                               125,581         59,397
Less accumulated amortization        (5,872)        (1,941)
                                  ------------------------
                                  $ 119,709      $  57,456
                                  ------------------------

Goodwill is amortized using the straight-line method over 30 years. The non-compete agreements and employee and customer lists are being amortized using the straight-line method over three to six years.

Accounting  for the  Impairment of Long-Lived  Assets -The Company  accounts for impairment  of  long-lived  assets in  accordance  with  Statement  of Financial
Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS No. 121 requires that long-lived assets, including goodwill, be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company evaluates, at each balance sheet date, whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset over the remaining life in measuring whether the assets are recoverable.

Income Taxes - The Company recognizes deferred income tax assets or liabilities for expected future tax consequences of events that have been recognized in the financial statements or tax returns. Under this method, deferred income tax assets or liabilities are determined based upon the difference between the financial and income tax basis of assets and liabilities using enacted tax rates expected to apply when differences are expected to be settled or realized.

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

Following is a reconciliation of the numerator and denominator of Basic EPS to the numerator and denominator of Diluted EPS for all years presented (in 000's except per share amounts):

                                                 Net Income          Share      Per-Share
                                                (Numerator)      (Denominator)    Amount
                                                -----------------------------------------
              Fiscal 1998
                 Basic EPS                       $  9,858           12,675     $     0.78
                     Effect of stock options                           135
                                                 -------------------------
                 Diluted EPS                     $  9,858           12,810     $     0.77
                                                 -------------------------
              Fiscal 1997
                 Basic EPS                       $  7,526            9,654     $     0.78
                     Effect of stock options                           126
                                                 -------------------------
                 Diluted EPS                     $  7,526            9,780     $     0.77
                                                 -------------------------
              Fiscal 1996
                 Basic EPS                       $  4,030            6,780     $     0.59
                     Effect of stock options                            58
                                                 -------------------------
                 Diluted EPS                     $  4,030            6,838     $     0.59
                                                 -------------------------

At the end of fiscal 1998, 1997 and 1996, there were outstanding options to purchase 375,000, 284,000, and 39,000 shares of common stock, respectively, that were not included in the computation of Diluted EPS because the options' exercise prices were greater than the average market price of the common shares.

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

Fair Value of Financial Instruments - The Company's financial instruments consist primarily of cash and cash equivalents and debt obligations. Management believes that these financial instruments bear interest at rates that approximate prevailing market rates for instruments with similar characteristics. Accordingly, the carrying values for these instruments are reasonable estimates of fair value.

(3)  Acquisitions

All of the Company's acquisitions have been accounted for using the purchase method, and the excess of the purchase price over the estimated fair value of the acquired assets less liabilities assumed has been allocated to goodwill and other intangible assets. Certain acquisitions have contingent earnout components of the purchase price. Earnout amounts accrued increase the amount of goodwill related to the acquisition. The following is a summary of acquisitions during fiscal 1998, 1997, and 1996 (in 000's):

                                                                                  Max. Earnout
                                                                                    Remaining    Amt. Allocated
                                                      Date             Purchase       As of      to Intangible
                                                    Acquired           Price (1)     1/03/99         Assets
                                                   ------------------------------------------------------------
1998 Acquisitions:
    Mortgage Staffing, Inc. (3)                    January             $  3,754      $   --       $  3,714
    Hutton, Graber & Assoc., Inc. (4)              January                1,803          --          1,770
    Computer Professional Resources, Inc (2,4)     February 2,706         2,300         2,204
    TOPS Staffing Services, Inc. (3)               March                  6,143          --          5,944
    Aquas, Inc. (4)                                May                    6,489         8,251        6,469
    Abacab Software, Inc. (4)                      May                    6,001         8,900        5,377
    NeoSoft, Inc. (4)                              July                   5,752         9,000        5,225
    Sterling* Truex, Inc. (3)
       Truex Temporary Staffing                    September              7,514          --          7,283
    Devon & Devon
       Personnel  Services, Inc. (2,3)             September              4,208          --          3,763
    Others (3,4)                                   Various                1,512          --          1,498
                                                                       -----------------------------------
                                                                       $ 45,882      $ 28,451     $ 43,247
                                                                       -----------------------------------
1997 Acquisitions:
    Computer Group, Inc. (2,4)                     January             $  2,747      $   --       $  2,647
    Bedford Consultants, Inc. (2,4)                July                   5,028          --          4,409
    Telecom Project Assistance, Inc. (4)           July                   5,377          --          5,283
    Execusoft, Inc. (4)                            August                 7,805          --          7,747
    JesCo Technical Services, Inc. (4)             October                8,482         3,369        8,447
    Century Personnel, Inc. (3)
        M. A.  Jones Enterprises, Inc.             October               24,863           167       24,761
    Others  (3,4)                                  Various                6,113          --          5,170
                                                                       -----------------------------------
                                                                       $ 60,415      $  3,536     $ 58,464
                                                                       -----------------------------------

                                                                   Max. Earnout
                                                                     Remaining    Amt. Allocated
                                       Date             Purchase       As of      to Intangible
                                     Acquired           Price (1)     1/03/99         Assets
                                    ------------------------------------------------------------
1996 Acquisitions:
Abacus Consulting Group, Inc., (4)
  Abacus Consultants, Inc.,
  The Performance Professionals     July        $ 5,063     $         --       $ 5,043
Wolfe & Associates, Inc. (2,4)      November      8,189               --         8,232
Others (3,4)                        Various       4,367               --         4,203
                                                $17,619     $         --       $17,478

(1) Includes earnout amounts paid or accrued as of January 3, 1999 and direct acquisition costs.
(2) Stock acquisitions.
(3) Commercial division acquisition.
(4) Information technology division acquisition.

Pro Forma Acquisition Information - The unaudited pro forma acquisition information for fiscal 1998 and 1997 presents the results of operations as if the 1998 and 1997 acquisitions had occurred at the beginning of fiscal 1997. The results of operations give effect to certain adjustments, including amortization of intangible assets, interest expense on acquisition debt, the reduction in expenses for the difference between compensation of employees prior to the acquisition and their compensation following the acquisition, income taxes and the additional common shares deemed to be outstanding as the result of the Company's public offerings. The pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the applicable years as described above or of the results that may occur in the future.

                 Unaudited Pro Forma Results of Operations
                     (in 000's, except per share data)
                 -----------------------------------------
                              1998         1997
Service Revenues           $348,388     $309,815
Income from operations       20,118       20,295
Net income                   11,288       11,128
Diluted EPS                    0.88         0.87

(4) Credit Facilities

The Company has an unsecured revolving credit facility with certain banks that provides for maximum borrowings of $40 million. The agreement, which provides for both short-term and long-term borrowings, expires in July 2001. Short-term borrowings bear interest at a bank's prime rate (7.75% at January 3, 1999) and long-term borrowings bear interest at LIBOR plus 1.25% (6.9% at January 3,
1999). The rate related to the amount over LIBOR may increase based upon certain financial ratios. The agreement contains an annual commitment fee of three-eighths of one percent on the unused portion payable quarterly. At January 3, 1999, the Company had $4.0 million in long-term borrowings outstanding. The Company also had letters of credit of $5.8 million outstanding for purposes of securing its workers' compensation premium obligation. The aggregate amount of such letters of credit reduces the borrowing availability on the line of credit. At January 3, 1999, $30.2 million was available for borrowings or additional letters of credit.

In September 1998, the Company made a private placement of $35 million of senior unsecured debt consisting of two pieces. The first piece consists of senior unsecured notes in the aggregate amount of $30 million with a final ten-year maturity and an average maturity of seven years at a 6.95% coupon rate. The second piece consists of senior unsecured notes in the aggregate amount of $5 million with a coupon rate of 6.72% due in a single payment in 2003. The Company used the proceeds from the debt placement to pay off long-term borrowings under the Company's revolving credit facility.

The Company's unsecured revolving credit facility and its senior unsecured note agreement contain certain restrictive covenants including certain debt ratios, maintenance of a minimum net worth and restrictions on the sale of capital assets. As of January 3, 1999, the Company was in compliance with the covenants.

In connection with the terms and conditions of an acquisition, the Company entered into a promissory note payable for $1.0 million. The note bears interest at an annual rate of 8%. The principal amount of the note, together with interest is due and payable in twelve equal quarterly installments beginning in December 1998. The note is subject to set-off for any indemnification claims the Company may have against the bearer.

The maturities on outstanding long-term debt are as follows (in 000's):

                   Fiscal Year Ending
                          1999          $     313
                          2000                339
                          2001              4,273
                          2002               --
                          2003              9,286
                    Thereafter             25,714
                                        ---------
                                        $  39,925
                                        ---------

(5) Commitments and Contingencies

Noncancelable Operating Leases - The Company leases office facilities under noncancelable operating leases. Management expects that, in the normal course of business, leases that expire will be renewed or replaced by other leases. The Company leases certain of these facilities from various related parties. (See
Note 10.)

Future minimum lease payments under non-cancelable operating leases are as follows (in 000's):

                    Fiscal Year Ending
                           1999       $   4,247
                           2000           3,309
                           2001           2,359
                           2002           1,638
                           2003             816
                     Thereafter             275
                                       --------
                                       $ 12,644
                                       --------

Facility rental expense for the fiscal 1998, 1997 and 1996 totaled approximately $4,120,000, $2,154,000, and $1,110,000, respectively.

Legal Matters - In the ordinary course of its business, the Company is periodically threatened with or named as a defendant in various lawsuits or administrative proceedings. The Company maintains insurance in such amounts and with such coverages and deductibles as management believes to be reasonable and prudent; however, there can be no assurance that such insurance will be adequate to cover all risks to which the Company may be exposed. The principal risks covered by insurance include workers' compensation, personal injury, bodily injury, property damage, errors and omissions, fidelity losses, employer practices liability, and general liability.

There is no pending litigation that the Company currently anticipates will have a material adverse effect on the Company's financial condition or results of operations.

(6)  Public  Offerings

In October 1997, the Company completed a secondary public offering of its common stock and issued 3,000,000 shares of common stock. In addition, at this same time, the underwriters exercised their over-allotment option to purchase an additional 600,000 common shares. The proceeds received from the offering and the exercise of the over-allotment option, net of underwriting commissions and offering costs, totaled approximately $56,832,000.

In December 1996, the Company completed a secondary public offering and issued 2,000,000 shares of common stock. The proceeds received from the offering net of underwriting commissions and offering costs totaled approximately $18,098,000. In connection with the December 1996 secondary offering, the underwriters exercised their over-allotment option to purchase 330,000 common shares in January 1997. The Company received net proceeds of approximately $3,000,000 from the exercise of the over-allotment option.


(7) Income Taxes

The components of the provision for income taxes for fiscal 1998, 1997, and 1996 are as follows (in 000's):

                                       1998         1997         1996
                                     ----------------------------------
Current provision
   Federal                           $ 4,881      $ 4,797      $ 2,859
   State                                 783          899          448
                                     ----------------------------------
                                       5,664        5,696        3,307
                                     ----------------------------------
Deferred provision (benefit) -
   Federal                               103         (503)        (714)
   State                                  20          (94)        (112)
                                     ----------------------------------
                                         123         (597)        (826)
                                     ----------------------------------

Total provision for income taxes     $ 5,787      $ 5,099      $ 2,481
                                     ----------------------------------


The following is a reconciliation between the statutory federal income tax rate and the Company's effective income tax rate which is derived by dividing the provision for income taxes by income before provision for income taxes for the fiscal 1998, 1997, and 1996:

                                                       1998       1997      1996
                                                      --------------------------
Statutory federal income tax rate                     34.4%      34.3%     34.0%
State income taxes, net of federal benefit             4.3        3.9       3.4
Government sponsored hiring incentives                (4.1)        --        --
Other                                                  2.4        2.2       0.7
                                                      --------------------------
                                                      37.0%      40.4%     38.1%
                                                      --------------------------

The components of the deferred income tax assets and liabilities at fiscal year end 1998 and 1997 are as follows (in 000's):

                                        1998         1997
                                      ---------------------
Deferred income tax assets -
  Workers' compensation reserves      $ 1,112      $ 1,160
  Allowance for doubtful accounts         325          283
  Other                                   661          208
                                      ---------------------
                                        2,098        1,651
                                      ---------------------
Deferred income tax liabilities -
  Cash to accrual adjustments             (44)        (301)
  Depreciation                           (106)        (106)
  Other                                (1,026)        (199)
                                      ---------------------
                                       (1,176)        (606)
                                      ---------------------
Net deferred income tax asset         $   922      $ 1,045
                                      ---------------------

Balance sheet classification -
  Current asset                       $ 1,849      $ 1,239
  Long-term liability                    (927)        (194)
                                      ---------------------
                                      $   922      $ 1,045
                                      ---------------------


(8) Stock Based Compensation

As of January 3, 1999, the Company had a stock incentive plan, which is described below. The Company applies Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its plan under which no compensation cost has been recognized. Had compensation cost been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share for fiscal 1998, 1997 and 1996 would approximate the pro forma amounts below (in 000's, except per share data):

                                  1998          1997          1996
                              -------------------------------------
   Net income
   As reported                $   9,858     $   7,526     $   4,030
   Pro forma                      7,849         6,081         3,735
Diluted EPS
   As reported                     0.77          0.77          0.59
   Pro forma                       0.62          0.62          0.55

Stock Price Assumptions - The fair value of each option grant has been estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal 1998, 1997 and 1996, in calculating compensation cost: expected stock price volatility of 64 percent for fiscal 1998, 56 percent for fiscal 1997, and 47 percent for fiscal 1996; an average risk-free interest rate of 5.3 percent for fiscal 1998 and 6.2 percent for fiscal 1997 and 1996; and an expected life of five years for director options and seven years for employee options for fiscal 1998, 1997, and 1996.

Stock Incentive Plan - The Company established a stock incentive plan (the "Plan") which allows for the issuance of a maximum of 1.8 million shares of common stock to officers, directors, consultants and other key employees. The Plan allows for the grant of incentive or nonqualified options, stock appreciation rights, restricted shares of common stock or stock units and is administered by the Board of Directors. Incentive options and nonqualified options are granted at not less than 100 percent of the fair market value of the underlying common stock on the date of grant. At January 3, 1999, the plan had approximately 595,000 options available to grant.

The Board of Directors determines the number, type of award and terms and conditions, including any vesting conditions. For fiscal 1998, 1997, and 1996 only incentive and nonqualified options had been granted under the Plan. Employee stock options generally vest 20 percent at the date of grant and 16 percent on each of the next five anniversaries thereof. The Plan also provides formula award grants to non-employee directors. Under the formula award, each non-employee director is granted 5,000 options at the time of the director's appointment to the board. Such options are vested 20% at the time of grant and vest 20% on each of the next four anniversaries thereof. The formula award also provides for an annual grant to non-employee directors of 1,000 options, which are immediately exercisable on the date of grant. Stock options granted to employees expire no later than ten years from the date of grant and stock options granted to non-employee directors expire no later than five years from the date of grant.

A summary of the stock option activity is as follows (in 000's, except per share data):

                                                             Weighted Avg.
                                                              Exercise
                                                              Price Per
                                     Employees    Directors     Share
                                     -------------------------------------
Outstanding at December 31, 1995        129          20      $    6.50
  Granted                               132          24          10.36
  Exercised                              (5)         (1)          6.50
  Forfeited                              (7)       --             6.50
                                     -------------------------------------
Outstanding at December 29, 1996        249          43           8.68
  Granted                               270          14          16.95
  Exercised                             (17)       --             8.41
  Forfeited                              (5)       --             9.69
                                     -------------------------------------
Outstanding at December 28, 1997        497          57          12.92
  Granted                               681          60          12.57
  Exercised                             (36)       --            11.59
  Forfeited                            (116)         (9)         17.06
                                     -------------------------------------
Outstanding at January 3, 1999        1,026         108          12.29
                                     -------------------------------------
Exercisable at January 3, 1999          331          46      $   12.18
                                     -------------------------------------

The weighted average fair value of options granted was $7.53, $10.73, and $5.91 for grants made during fiscal 1998, 1997 and 1996, respectively. The following is additional information with respect to the stock options (shares in 000's):

                                       Weighted-
                   Outstanding          Average
                      as of            Remaining     Weighted-     Exercisable        Weighted
   Exercise         January 3,        Contractual     Average       At January         Average
 Price Range          1999                Life     Exercise Price    3, 1999       Exercise Price
-------------------------------------------------------------------------------------------------
$6.45 - $11.45          614               8.7        $    7.41         202          $    7.58
11.46 -  16.45           58               7.6            13.13          27              12.90
16.46 -  21.50          462               8.9            18.89         148              18.47
                      ---------------------------------------------------------------------------
                      1,134               8.7        $   12.38         377          $   12.23
                      ---------------------------------------------------------------------------

(9)  Employee Benefit Plans

The Company has a 401(k) defined contribution plan. Employee contributions may be invested in several alternatives. Company contributions to the plan, including matching contributions, may be made at the discretion of the Company. The Company's contributions to the plan were approximately $348,000, $60,000, and $48,000 for fiscal 1998, 1997, and 1996, respectively.

During 1997, the Company established a deferred compensation plan for certain key officers and employees that provide the opportunity to defer a portion of their compensation. Amounts deferred are held in a Rabbi Trust, which invests in various mutual funds as directed by the participants. The trust assets are recorded as a long-term other asset on the accompanying consolidated balance sheet because such amounts are subject to the claim of creditors. The Company's deferred compensation liability represents amounts deferred by participants plus any earnings on the trust assets. This amount totaled approximately $397,000 at January 3, 1999.

(10) Related  Party  Transactions

In December 1997, the Company purchased certain assets and substantially all of the business of TSI of Utah, Inc. ("TSIU"), a company that provides industrial temporary staffing services and was incorporated by an adult son of certain significant shareholders of the Company, for approximately $1,285,000; of which $600,000 was paid in cash with the remaining $685,000 in a note payable. As of the date of acquisition, the Company had receivables of approximately $625,000 due from TSIU that were used to reduce the note payable to TSIU; the balance of the note was paid in fiscal 1998. The excess of the initial purchase price over the estimated fair value of the acquired tangible assets was approximately $1,270,000 of which $1,190,000 has been allocated to goodwill and approximately $80,000 has been allocated to other intangible assets.

Prior to the acquisition, TSIU had entered into a franchise agreement with the Company to use the TSI name. Under the franchise agreement the Company agreed to fund employee costs and collect customer billings on behalf of TSIU. The Company received a service fee based upon a percentage of TSIU's gross profit. Under the agreement the Company recorded service fee revenues of approximately $133,000, and $126,000 for fiscal 1997 and 1996, respectively. The Company believes that the terms of the franchise agreement were at least as favorable as the terms that could have been obtained from an unaffiliated third party in a similar transaction.

The Company leases its corporate office building from the adult children of certain significant shareholders of the Company under a ten-year lease agreement with an option to renew for ten additional years. Rental expense during fiscal 1998, 1997 and 1996 amounted to approximately $87,000, $86,000, and $77,000, respectively. Future minimum lease payments related to this lease will average approximately $97,000 each fiscal year. The Company believes that the terms of the lease are at least as favorable as the terms that could have been obtained from an unaffiliated third party in a similar transaction.

During fiscal 1997, the Company entered into an employment agreement with one of its directors to assist and advise the Company with respect to identifying and evaluating potential acquisitions. Prior to her employment, the Company had a consulting agreement with this director to perform the same functions. Compensation under the consulting agreement was $3,500 per month, which included the $1,000 per board meeting fee otherwise payable. For fiscal 1997 and 1996, consulting expense was $24,500 and $42,000, respectively.

During fiscal 1998, companies owned by two of the adult children of certain significant shareholders leased employees from ServCom Staff Management, Inc. ("ServCom"), a wholly owned subsidiary of the Company. ServCom generated revenues totaling approximately $270,500 related to leasing employees to the three companies owned by these adult children. Outstanding receivables at year-end related to these agreements totaled approximately $38,000. The Company believes that the terms of this relationship are similar to those that would be given to an unaffiliated third party in a similar agreement.

(11) Segment

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," effective for periods beginning after December 15, 1997. Pursuant to SFAS No. 131 an operating segment is defined as "a component of an enterprise: 1) that engages in business activities from which it may earn revenues and incur expenses, 2) for which discrete financial information is available, and 3) that is regularly reviewed by the enterprise's chief operating decision maker to make decisions about allocation of resources."

Based on the types of services offered to customers, the Company has identified two reportable operating segments: commercial staffing and information technology ("IT") segments. The commercial staffing segment provides staffing solutions to companies by furnishing temporary clerical, industrial, light-industrial, technical, and professional services. The IT segment provides staffing, outsourcing, and consulting services in IT related fields.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies (Note 2).

Information concerning continuing operations by operating segment for each of the three fiscal years is as follows (in 000's):

                                               1998                1997                1996
                                            -------------------------------------------------
Revenues
   Commercial                               $ 252,916           $ 177,551           $ 132,715
    IT                                         77,411              31,700               3,448
                                            -------------------------------------------------
                                            $ 330,327           $ 209,251           $ 136,163
                                            -------------------------------------------------
Operating Profit
   Commercial                               $  12,177           $  11,438           $   8,523
    IT                                          7,901               3,183                  64
   Other (unallocated)                         (3,301)             (2,271)             (1,880)
                                            -------------------------------------------------
                                            $  16,777           $  12,350           $   6,707
                                            -------------------------------------------------

Depreciation and Amortization
   Commercial                               $   2,826           $   1,195           $     675
    IT                                          2,534                 962                 180
                                            -------------------------------------------------
                                            $   5,360           $   2,157           $     855
                                            -------------------------------------------------

Identifiable Assets
   Commercial                               $  97,339           $  81,114           $  33,064
    IT                                         82,552              35,356              12,444
    Other (unallocated)                         3,018               1,820               1,785
                                            -------------------------------------------------
                                            $ 182,909           $ 118,290           $  47,293
                                            -------------------------------------------------

Additions to Long-Lived Assets (1)
   Commercial                               $   1,681           $  20,482           $   7,026
   IT                                          27,993              19,475              11,665
                                            -------------------------------------------------
                                            $  59,674           $  39,957           $  18,691
                                            -------------------------------------------------

(1)      Includes property & equipment and intangible asset additions

(12) Selected Quarterly Financial Data (Unaudited)

A summary of quarterly financial information for fiscal 1998 and 1997 is as follows (in 000's, except per share data):

                                       First           Second            Third           Fourth
                                      Quarter          Quarter          Quarter          Quarter
                                      ----------------------------------------------------------
     1998:
Service revenues                      $70,158          $82,414          $87,385          $90,370
Gross profit                           16,006           19,256           20,496           21,438
Net income                              2,397            3,035            3,404            1,022
Net income per common share:
    Basic                                0.19             0.24             0.27             0.08
    Diluted                              0.19             0.24             0.27             0.08

1997:

Service revenues                      $40,846          $46,518          $54,389          $67,498
Gross profit                            8,707           10,210           12,353           15,441
Net income                              1,318            1,639            2,115            2,454
Net income per common share:
    Basic                                0.15             0.18             0.23             0.21
    Diluted                              0.15             0.18             0.23             0.21

                    Report of Independent Public Accountants



To SOS Staffing Services, Inc.:

We have audited the accompanying consolidated balance sheets of SOS Staffing Services, Inc. (a Utah Corporation) and subsidiaries as of January 3, 1999 and December 28, 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of three fiscal years in the period ended January 3, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SOS Staffing Services, Inc. and subsidiaries as of January 3, 1999 and December 28, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 3, 1999 in conformity with generally accepted accounting principles.


/s/ Atthur Anderson LLp

ARTHUR ANDERSEN LLP


Salt Lake City, Utah
February 8, 1999

SOS Staffing Services, Inc. is dedicated to quality service. We commit each of our offices and the special talents of each employee to providing a quality system of support to our clients. Our, goal is to meet or exceed the requirements and expectations of our customers, staff, temporary associates and consulting professionals.

Corporate Information
---------------------

Shareholder inquiries should be directed to:
Investor Relations
SOS Staffing Services, Inc.
1415 South Main Street
Salt Lake City, UT 84115
Telephone: (801) 484-4400
www.sosstaffing.com
e-mail: webmaster@sosstaffing.com

Transfer Agent and Registrar
----------------------------

Zions First National Bank, N.A.
Stock Transfer Services
1 South Main Street
Salt Lake City, Utah 84101
Telephone: (801) 524-4812

Independent Accountants
-----------------------

Arthur Andersen LLP
15 West South Temple
Suite 700
Salt Lake City, Utah 84101-1533
Telephone: (801) 533-0820

Investor Relations
------------------

Jordan Richard Assoc.
1846 South 1200 East
PO Box 52210
Salt Lake City, Utah 84111
Telephone: (801) 268-8610

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

Common Stock Data
-----------------

As of March 8, 1999,  the Company had 76
stockholders   of  record.   Based  upon
shareholder   mailings,    the   Company
believes  that  there  are in  excess of
4,000    shareholders    of   beneficial
interest.

The following table sets forth the high and low sales prices of the Company's common stock for the periods indicated:

                High    Low
1996
First Quarter   13 1/8    8 3/8
Second Quarter  15      10 7/8
Third Quarter   12 7/8    8 3/4
Fourth Quarter  12 7/8    9 1/4

1997
First Quarter   13 3/8  10
Second Quarter  15 3/4  10 7/8
Third Quarter   19 1/2  14 5/8
Fourth Quarter  24      16 1/2

1998
First Quarter   26 3/8  17 1/4
Second Quarter  27      17 1/8
Third Quarter   21 5/8  12
Fourth Quarter  14 1/2    6 1/2

On March 8, 1999, the closing price of the Company's common stock, as reported on the NASDAQ National Market was 8 3/4.

There have been no cash dividends  paid.
The Company currently intends to retain future earnings for its operations and expansion of its business and does not anticipate paying any cash dividends in the future.

Annual Meeting
--------------

Shareholders    and   other   interested
parties are invited to attend the Annual
Meeting of Shareholders on May 19, 1999 at 1:30 p.m. (Mountain Daylight Time).
The meeting  will be held at the Wyndham
Hotel, located at 215 South West Temple in Salt Lake City, Utah.

Directors and Officers
----------------------

JoAnn W. Wagner
Chairman of the Board, President and
Chief Executive Officer

Stanley R. deWaal(1)
Director
President, DeWaal Keeler & Co., P.C.
Salt Lake City, Utah

Samuel C. Freitag(1,2)
Director
Senior Managing Director
George K. Baum Merchant Banc, L.L.C.
Kansas City, Missouri

Michael A. Jones
Director
Executive Vice President

R. Thayne Robson(1,2)
Director
Professor of Management and Research, Professor of Economics, Univ. of Utah Salt Lake City, Utah

Randolph K. Rolf(2)
Director
Kansas City, Missouri

Richard J. Tripp
Director
Senior Vice President

W.B. Collings
Vice President, Treasurer and
Assistant Secretary

Gary B. Crook
Executive Vice President
Chief Financial Officer

Dennis N. Emery
Vice President
Controller

John K. Morrison
Vice President, General Counsel and
Secretary

John E. Schaffer
Senior Vice President


(1) Member, Audit Committee
(2) Member, Compensation Committee